Securities Act Registration No. 333-175770
Investment Company Act Reg. No. 811-22588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933☒

Pre-Effective Amendment No. ____ ☐
Post-Effective Amendment No. ~~16~~ 18 ☒
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940☒
Amendment No. ~~17~~19 ☒
(Check appropriate box or boxes.)

BPV Family of Funds
(Exact Name of Registrant as Specified in Charter)

P.O. Box 46707, Cincinnati, OH 45246-0707
(Address of Principal Executive Offices) (Zip Code)

(855)-784-2399
(Registrant's Telephone Number, including Area Code)

Michael R. West
P.O. Box 46707, Cincinnati, OH 45246-0707
(Name and Address of Agent for Service)

with a copy to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 W. Fourth Street
Winston-Salem, NC 27101
Phone: (336) 607-7512
Fax: (336) 734-2608

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[x] on ~~_______________~~May 28, 2015 pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
[ ] on _______________ pursuant to paragraph (a)(1) of Rule 485
[~~x~~] 75 days after filing pursuant to paragraph (a)(2) of Rule 485
[ ] on _______________ pursuant to paragraph (a)(2) of Rule 485

~~US2008 6319585 8~~
US2008 6319585 9





~~The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~**Subject to Completion, dated March 13, 2015**~~

BPV Income Opportunities Fund

Institutional Shares – ~~[____________]~~BPVOX
Class A Shares – ~~[____________]~~BPAOX
Class C Shares – ~~[____________]~~BPCOX

a series of the

BPV FAMILY OF FUNDS

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1

TABLE OF CONTENTS

RISK/RETURN SUMMARY INFORMATION

INVESTMENT OBJECTIVE

BPV Income Opportunities Fund (~~Ticker:_____~~Institutional Shares Ticker: BPVOX; Class A Shares Ticker: BPAOX; Class C Shares Ticker: BPCOX) (the "**Fund**") seeks to provide a current income and, secondarily, capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund ("**Shares**").

Shareholder Fees
(fees paid directly from your investment)

	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchases	None	3.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the amount redeemed)	None	1.00%[1]	1.00%[2]
Redemption Fee (as a percentage of amount redeemed (sold) within sixty (60) days of purchase)	~~1.00%~~None	~~1.00%~~None	~~1.00%~~None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.94%	0.94%	0.94%
Distribution and/or Service (12b-1) Fees	None	0.25%	1.00%
Other Expenses [3]	~~—~~1.22%	~~—~~1.22%	~~—~~1.19%
Total Annual Fund Operating Expenses	~~—~~2.16%	~~—~~2.41%	~~—~~3.13%
Fee Waiver and/or Expense Reimbursement [3,4]	~~—~~(0.92)%	~~—~~(0.92)%	~~—~~(0.89)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement [3,4]	1.24%	1.49%	2.24%

(1) *In the case of investments at or above the $500,000 breakpoint (where you do not pay an initial sales charge), a 1.00% CDSC may be assessed on shares redeemed within 12 months of purchase.*

(2) *A 1.00% contingent deferred sales charge ("CDSC") may be assessed on shares redeemed within 12 months of purchase.*

(3) *Expenses are based on estimated amounts for the current fiscal year.*

(4) *BPV Capital Management, LLC (the "Adviser") has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits "Total Annual Fund Operating Expenses" (exclusive of interest, taxes, brokerage fees and commissions, Acquired Fund Fees and Expenses, 12b-1 fees, if any, and extraordinary expenses) to not more than ~~1.00~~1.24%. Subject to approval by the Fund's Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three twelve month periods following the twelve month period in which such waiver occurred, if the Fund is able to make the payment without exceeding the ~~1.00~~1.24% expense limitation. The current contractual agreement cannot be terminated prior to ~~————~~August 1, 2016 without the Board of Trustees' approval.*

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This expense example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The expense example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until ————.August 1, 2016. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Period Invested	1 Year	3 Years
Institutional Shares	$——126	$——591
Class A Shares	$——502	$——1,017
Class C Shares	$——327	$——987

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities or other instruments (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund's performance. The Fund is newly organized and, as of the date of the Prospectus, has not had any portfolio turnover.

PRINCIPAL INVESTMENT STRATEGY

In seeking to achieve the Fund's investment objective, Altrius Capital Management, Inc. (the "**Sub-Adviser**") applies a flexible strategy seeking to capitalize on opportunities in a wide variety of income-producing securities. In selecting securities for the Fund, the Sub-Adviser seeks to identify securities impacted by changing global economic and market events and dislocations, diversifying the Fund's investments among various income-producing sectors of the markets. Under normal circumstances, the Fund expects to invest at least 80% of its net assets in income-producing securities, such as fixed income securities and equity securities that pay dividends (e.g., preferred equity securities).

The Sub-Adviser seeks to identify investment opportunities through an investment process focused on both macroeconomic analysis and bottom-up security selection. On a macro-level, the Sub-Adviser seeks to allocate the Fund's assets among various income-producing market sectors based on current and projected economic and market conditions, and among different types of income-producing securities that vary by characteristics such as duration, yield, risk profile, and industry. The Sub-Adviser then selects individual securities based on its bottom-up analysis of particular issuers within the allocation profiles identified. Securities selected for investment are typically those that the Sub-Adviser believes offer the greatest available potential to generate income and total return based on the Sub-Adviser's risk-reward analysis.

The Fund's fixed income investments may be issued by various types of issuers and may include some or all of the following:

- Investment grade securities of U.S. and non-U.S. issuers;
- Debt securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities;
- Debt securities issued by foreign issuers, including foreign governments and their political subdivisions and issuers located in emerging markets countries;
- Other debt securities issued by government or corporate issuers, including high yield debt instruments of U.S. and non-U.S. issuers (commonly referred to a "junk bonds"), convertible bonds, zero coupon bonds; and
- Mortgage-backed securities, other asset-backed securities and credit default swaps.

The Fund may also invest up to 15% of its net assets in equity securities, such as common or preferred stocks. The Sub-Adviser may select equity securities that provide the Fund with exposure to domestic and international markets, including mature and emerging markets, diverse market capitalizations, and multiple sectors. The Fund may also engage in short sales for hedging purposes or to enhance total return in an aggregate amount of up to 25% of the Fund's net assets.

The Fund may invest in individual debt or equity securities, or may invest in exchange-traded products (ETPs), such as exchange-traded funds (ETFs) or exchange-traded notes (ETNs) that invest in securities with the desired characteristics. The Fund may invest in securities of U.S. or non-U.S. issuers, including equity securities of companies with any market capitalization and debt securities of any maturity or credit quality rating. With respect to maturity, the Fund has no target duration for its investment portfolio and the Fund's portfolio managers may target shorter or longer durations in response to their view of the fixed income markets generally or any sector thereof. With respect to credit quality, the Fund may invest in investment grade or non-investment grade securities, without limitation.

From time to time the Adviser, in order to manage cash flows into and out of the Fund and/or for liquidity or hedging purposes, may determine to invest portions of the Fund's assets in ETPs, money market instruments or other liquid investments.

PRINCIPAL RISKS

An investment in the Fund is subject to investment risks; therefore, you may lose money by investing in the Fund. There can be no assurance that the Fund will be successful in meeting its investment objective. Generally, the Fund will be subject to the following risks:

Management Style. The net asset value ("**NAV**") of the Fund's Shares changes daily based on the performance of the securities in which it invests. Different types of securities tend to shift into and out of favor with fixed income market investors depending on market and economic conditions. There is no guarantee that the Advisers' judgments about the attractiveness or value of, or potential income from, particular investments will be correct or produce the desired results. If the Advisers fail to accurately judge potential investments, the Fund's share price may be adversely affected.

Market Risk. Market risk refers to the risk that the value of securities in the Fund's portfolio may decline due to daily fluctuations in the securities markets that are generally beyond the Advisers' control, including the quality of the Fund's investments, economic conditions, adverse investor sentiment, poor management decisions, lower demand for a company's goods and services and general equity market conditions. In a declining market, the values of all securities (including those in the Fund's portfolio) may decline, regardless of their long-term prospects. Security values tend to move in cycles, with periods when values generally rise and periods when they generally decline.

Income Risk. The income that common shareholders receive from the Fund is based primarily on the interest it earns from the Fund's investments, which can vary widely over the short and long-term. If prevailing market interest rates drop, distribution rates of the Fund's bond holdings could drop as well. The Fund's income also would likely be affected adversely when prevailing short-term interest rates increase.

Fixed Income Risks. Risks of investments in fixed income securities include, without limitation, credit risk, interest rate risk, maturity risk, yield curve risk, prepayment risk and liquidity risk. These risks could affect the value of investments of the Fund, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

- **Credit Risk.** The value of the Fund's fixed income investments is dependent on the creditworthiness of their issuers. A deterioration in the financial condition of an issuer or a deterioration in general economic conditions may have an adverse effect on the value of the investment and may cause an issuer to fail to pay principal and interest when due.

- **Interest Rate Risk.** The value of the Fund's fixed income investments will generally vary inversely with the direction of prevailing interest rates. Generally, when interest rates rise, the value of the Fund's fixed income investments is expected to decline. This risk may be heightened in the current environment as interest rates are likely to experience increased volatility as a result of the conclusion of the US government's quantative easing program and the likelihood of a general rise in interest rates.

- **Maturity Risk.** The value of the Fund's fixed income investments is also dependent on their maturity. Generally, the longer the maturity of a fixed income security, the greater its sensitivity to changes in interest rates.

- **Yield Curve Risk.** This is the risk that there is an adverse shift in market interest rates of fixed income investments held by the Fund. The risk is associated with either flattening or steepening of the yield curve, which is a result of changing yields among comparable fixed income investments with different maturities. If the yield curve flattens, then the yield spread between long-and short-term interest rates narrows and the price of a fixed income investments will change. If the curve steepens, then the spread between the long- and short-term interest rates increases which means long-term fixed income investments prices decrease relative to short-term fixed income investments prices.

- **Prepayment risk.** This is the risk that the issuers of fixed income investments owned by the Fund will prepay them at a time when interest rates have declined. Because interest rates have declined, the Fund may have to reinvest the proceeds in fixed income investments with lower interest rates, which can reduce the Fund's returns.

- **Liquidity Risk.** Liquidity risk is the risk that a fixed income security may be difficult to sell at an advantageous time or price due to limited market demand (resulting from a downgrade, a decline in price, or adverse conditions within the fixed income market). Liquidity risk may be further increased to the extent that dealers that have typically played market-making roles with respect to fixed income securities have a reduced capacity to fulfill that role, for example as a result of a decrease in proprietary trading in such securities or as a result of increased regulatory capital requirements.

Junk Bonds or High Yield Securities Risk. High yield securities and unrated securities of similar credit quality are considered to be speculative with respect to the issuer's continuing ability to make principal and interest payments and are generally subject to greater levels of credit quality risk than investment grade securities. High yield securities are usually issued by companies without long track records of sales and earnings, or by companies with questionable credit strength. These fixed income securities are considered below "investment-grade." The retail secondary market for these "junk bonds" may be less liquid than that of higher-rated fixed income securities, and adverse conditions could make it difficult at times to sell these securities or could result in lower prices than higher-rated fixed income securities. These risks can reduce the value of the Fund's shares and the income it earns.

Municipal Market Volatility Risk. Municipal securities may be significantly affected by political changes as well as uncertainties in the municipal market related to taxation, legislative changes, or the rights of municipal security holders. Because many municipal securities are issued to finance similar projects, especially those relating to education, healthcare, transportation, and utilities, conditions in those sectors can affect the overall municipal market. Budgetary constraints of local, state, and federal governments upon which the issuers may be relying for funding may also impact municipal securities. In addition, changes in the financial condition of an individual municipal issuer can affect the overall municipal market, and market conditions may directly impact the liquidity and valuation of municipal securities.

Mortgage-Backed and Asset-Backed Securities Risks. Mortgage-backed and asset-backed securities are subject to the general fixed income risks described above. Mortgage-backed and asset-backed securities may be less liquid than other bonds, and may be more sensitive than other bonds to the market's perception of issuers and creditworthiness of payees, particularly in declining general economic conditions when concern regarding mortgagees' ability to pay (e.g., the ability of homeowners, commercial mortgagees, consumers with student loans, automobile loans or credit card debtholders to make payments on the underlying loan pools) rises. Mortgage-backed and asset-backed securities issued by participants in housing and commercial real estate finance, as well as asset-backed markets generally, have experienced extraordinary weakness and volatility at various times in recent years, and may decline quickly in the event of a substantial economic or market downturn. In addition, mortgage-backed and asset-backed securities are subject to risks of the effects of possible legislation in the area of residential mortgages, credit cards and other loans that may collateralize these securities, any of which may create uncertainty or have other negative effects on the value of these investments.

U.S. Government Securities Risk. Obligations issued or guaranteed by the U.S. government, its agencies, authorities and instrumentalities and backed by the full faith and credit of the United States only guarantee principal and interest will be timely paid to holders of the securities. The entities do not guarantee that the value of the securities will increase and, in fact, the market values of such obligations may fluctuate. In addition, not all U.S. government securities are backed by the full faith and credit of the United States; some are the obligation solely of the entity through which they are issued. There is no guarantee that the U.S. government would provide financial support to its agencies and instrumentalities if not required to do so by law.

Equity Securities Risk. The prices of equity securities will fluctuate – sometimes dramatically – over time, and the Fund could lose a substantial part, or even all, of its investment in a particular issue.

Sector/Industry Risk. To the extent the Fund is concentrated in one or more sectors, this may make the Fund particularly susceptible to adverse economic, political or regulatory occurrences and changes affecting utilities and companies in these sectors. As concentration of the Fund's investments in a sector increases, so does the potential for fluctuation in the net asset value of the Fund.

Small and Medium Companies Risk. Investing in securities of small and medium capitalization companies may involve greater volatility than investing in larger and more established companies because small and medium capitalization companies can be subject to more abrupt or erratic share price changes than larger, more established companies.

Risks Related to Other Equity Securities: In addition to common stocks, the equity securities in the Fund's portfolio may include preferred stock and convertible securities. Like common stocks, the value of these equity securities may fluctuate in response to many factors, including the activities of the issuer, general market and economic conditions, interest rates, and specific industry changes. Also, regardless of any one company's particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses. Convertible securities entitle the holder to receive interest payments or a dividend preference until the security matures, is redeemed, or the conversion feature is exercised. As a result of the conversion feature, the interest rate or dividend preference is generally less than if the securities were non-convertible.

Short Sale Risk. A short sale is the sale by the Fund of a security that it does not own in anticipation of purchasing the same security in the future at a lower price to close the short position. A short sale will be successful if the price of the shorted security decreases. However, if the underlying security goes up in price during the period in which the short position is outstanding, the Fund will realize a loss. The risk on a short sale is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction. Therefore, short sales may be subject to greater risks than investments in long positions.

Foreign Securities Risk. Investments in securities of non-U.S. issuers are subject to risks not usually associated with owning securities of U.S. issuers. There is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations or currency exchange rates, expropriation or confiscatory taxation, limitation on the removal of cash or other assets of the Fund from foreign markets, political or financial instability, or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Investments in foreign markets also involve currency risk, which is the risk that the values of the Fund's investments denominated in foreign currencies will decrease due to adverse changes in the value of the U.S. dollar relative to the value of foreign currencies.

Emerging Markets Risk. Investments in emerging markets, which include Africa, Asia, the Middle East and Central and South America, are subject to the risk of abrupt and severe price declines. The economic and political structures of developing countries, in most cases, do not compare favorably with the U.S. and other developed countries in terms of wealth and stability, and financial markets in developing countries are not as liquid as markets in developed countries. The economies in emerging market countries are less developed and can be overly reliant on particular industries and more vulnerable to the ebb and flow of international trade, trade barriers, and other protectionist measures. Certain countries may have legacies or periodic episodes of hyperinflation and currency devaluations or instability and upheaval that could cause their governments to act in a detrimental or hostile manner toward private enterprise or foreign investment. Significant risks of war and terrorism currently affect some emerging market countries.

Derivative Risk. Options, futures contracts and swaps are referred to as "derivative" instruments since their values are based on ("derived from") the values of other securities. Derivative instruments can be volatile and the potential loss to the Fund may exceed the Fund's initial investment. Derivative instruments may be difficult to value and may be subject to wide swings in valuations caused by changes in the value of the underlying instrument. The use of these instruments requires special skills and knowledge of investment techniques that are different than those normally required for purchasing and selling securities. If the Adviser uses a derivative instrument at the wrong time or judges market conditions incorrectly, or if the derivative instrument does not perform as expected, these strategies may significantly reduce the Fund's return. The Fund could also experience losses if it is unable to close out a position because the market for an instrument or position is or becomes illiquid.

Derivative instruments involve risks different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid. Derivative instruments may create economic leverage in the Fund, which magnifies the Fund's exposure to the underlying instrument.

- **Options.** If the Fund sells a put option whose exercise is settled in cash, the Fund cannot provide in advance for its potential settlement obligations by selling short the underlying securities, and the Fund will be responsible, during the option's life, for any decreases in the value of the underlying security below the strike price of the put option. If the Fund sells a call option whose exercise is settled in cash, the Fund cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities, and the Fund will be responsible, during the option's life, for any increases in the value of the underlying security above the strike price of the call option.

- **Futures Contracts.** A futures contract is a bilateral agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contracts) for a set price in the future. The Fund will be required to deposit with its custodian in a segregated account cash, U.S. Government securities, suitable money market instruments, or liquid, high-grade fixed income securities, known as "initial margin" in an amount required for the particular futures contract as set by the exchange on which the contract is traded. This margin amount may be significantly modified from time to time by the exchange during the term of the contract. If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. The Fund will incur brokerage fees when it purchases and sell futures contracts. Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but are instead liquidated through offsetting transactions, which may result in a gain or a loss. While futures positions taken by the Fund will usually be liquidated in this manner, the Fund may instead make or take delivery of underlying securities whenever it appears economically advantageous for the Fund to do so.

- **Securities Index Futures Contracts.** A securities index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs and the futures positions are simply closed out. Changes in the market value of a particular index futures contract reflect changes in the specified index of securities on which the future is based.

5

- **Swap Agreements.** Swap agreements in which the Fund invests may be either bilateral agreements traded over the counter or exchange-traded agreements. The Fund will bear the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a counterparty. Swap agreements may be considered to be illiquid and increase the Fund's exposure to the credit risk of each counterparty. The Fund's ability to realize a profit from swap agreement transactions will depend upon the ability of the financial institution with which the Fund enters into the transaction to meet its obligations to the Fund. The Fund may not be able to close out its swap agreement position under certain circumstances at the same time, or at the same price, as it would if it had purchased comparable traded securities. In particular, the Fund may invest in credit default swaps (CDSs). Some additional risks of CDSs include, among others, the cost of paying for credit protection if there are no credit events, pricing transparency when assessing the cost of a credit default swap, and the need to fund the delivery obligation (either cash or the defaulted bonds, depending on whether the Fund enters into a long or short swap, respectively). The Fund may write or hold CDS. To the extent the Fund writes CDSs, the Fund will maintain coverage for the full notional value of the swap.

Risks Related to Investing in ETPs and Other Funds. Investments in ETPs and other registered investment companies subject the Fund to paying its proportionate share of those funds' fees and expenses. In addition, under the 1940 Act, the Fund is subject to restrictions that may limit the amount of any particular ETP or other registered investment company that the Fund may own.

Tax Risk. The Fund's investment program and the tax treatment of Fund distributions may be affected by IRS interpretations of the U.S. tax code, future changes in tax laws and regulations, including changes as a result of the "sunset" provisions that currently apply to the favorable tax treatment of tax-advantaged dividends. There can be no assurance that any portion of the Fund's income distributions will not be fully taxable as ordinary income. The Fund's ability to pursue its investment objective, the value of the Fund's investments and the Fund's net asset value may be adversely affected by changes in tax rates and policies.

Risks Related to Portfolio Turnover. As a result of its trading strategy, the Fund may sell portfolio securities without regard to the length of time they have been held and will likely have a higher portfolio turnover rate than other registered investment companies. Since portfolio turnover may involve paying brokerage commissions and other transaction costs, higher turnover generally results in additional Fund expenses. High rates of portfolio turnover may lower the performance of the Fund due to these increased costs and may also result in the realization of short-term capital gains. If the Fund realizes capital gains when portfolio investments are sold, the Fund must generally distribute those gains to shareholders, increasing the Fund's taxable distributions. High rates of portfolio turnover in a given year would likely result in short-term capital gains that are taxed to shareholders at ordinary income tax rates. See "Federal Income Taxes".

New Fund Risk. The Fund was formed in 2015, and investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy.

PERFORMANCE INFORMATION

The Fund is new and therefore does not have a performance history for a full calendar year. Performance information for the Fund will be provided once it has annual returns for a full calendar year. Please remember that the Fund's past performance (before and after taxes) is not necessarily an indication of its future performance. It may perform better or worse in the future.

MANAGEMENT OF THE FUND

BPV Capital Management, LLC is the Fund's Adviser. The Adviser has engaged Altrius Capital Management, Inc. as the Fund's Sub-Adviser to manage the Fund's investments, subject to the oversight and supervision of the Adviser and the Board of Trustees of BPV Family of Funds. In addition, the Adviser is responsible for managing the cash that flows into and out of the Fund.

James Russo is the Fund's portfolio manager. Mr. Russo founded Altrius Capital Management, Inc. in 1997 and is Chairman of the firm.

PURCHASE AND SALE OF FUND SHARES

The minimum initial investment in the Institutional Shares of the Fund is $100,000 ($5,000 for retirement accounts) and the minimum subsequent investment is $100. The minimum initial investment in the Class A Shares and Class C Shares of the Fund is $1,000 ($100 under an automatic investment plan). Shareholders may purchase or redeem Fund shares on any business day by contacting 855-784-2399 or by writing to BPV Family of Funds, c/o Ultimus Fund Solutions, P.O. Box 46707, Cincinnati, OH 45246-0707.

TAX INFORMATION

The Fund's distributions are generally taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA. Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund, the Adviser or the Sub-Adviser may pay the intermediary for the sale of Fund Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION REGARDING THE FUND'S INVESTMENT STRATEGY AND RISKS

Additional Information Regarding the Fund's Objective. The investment objective of the Fund may be changed by the Board without shareholder approval upon 60 days' notice to the shareholders.

Additional Information Regarding the Fund's Investment Strategy. The Sub-Adviser, subject to the oversight of the Advisor and the Board, has discretion on a daily basis to manage the Fund's portfolio in accordance with the Fund's investment objective and investment policies. In addition, the Adviser, subject to the oversight of the Board, has discretion on a daily basis to manage the cash that flows into and out of the Fund. In addition to securities described above, the Fund may also invest in other securities to generate income, hedge risk or for other purposes.

Additional Information Regarding CFTC Regulation. To the extent the Fund makes investments regulated by the Commodities Futures Trading Commission (the "CFTC"), the Fund intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act ("CEA"). The Trust, on behalf of the Fund, intends to file a notice of eligibility for exclusion from the definition of the term "commodity pool operator" in accordance with Rule 4.5 and therefore, the Fund will not be subject to registration or regulation as a commodity pool operator under the CEA. If the Fund is unable to comply with the requirements of Rule 4.5, it may be required to modify its investment strategies or be subject to CFTC registration requirements, either of which may have an adverse effect on the Fund.

Portfolio Turnover. Although the Fund's strategy emphasizes longer-term investments that typically result in portfolio turnover less than 100%, the Fund may, from time to time, have a higher portfolio turnover when the Sub-Adviser's implementation of the Fund's investment strategy, portfolio rebalancing or a temporary defensive position results in frequent trading. Since the Fund's trades cost the Fund brokerage commissions, high portfolio turnover may have a significant adverse impact on the Fund's performance. In addition, because sales of securities in the Fund's portfolio may result in taxable gain or loss, high portfolio turnover may result in significant tax consequences for shareholders.

Temporary Defensive Positions. The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategy in an attempt to respond to adverse market, economic, political or other conditions. During such an unusual set of circumstances, the Fund may hold up to 100% of its portfolio in cash and cash equivalent positions. When the Fund takes a temporary defensive position, the Fund may not be able to achieve its investment objective.

Disclosure of Portfolio Holdings. A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI.

Additional Information. To the extent the Fund makes investments regulated by the Commodities Futures Trading Commission, it will do so in accordance with Rule 4.5 under the Commodity Exchange Act ("CEA"). The Trust, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" in accordance with Rule 4.5 and therefore, the Fund is not subject to registration or regulation as a commodity pool operator under the CEA.

MANAGEMENT OF THE FUND

INVESTMENT ADVISER

The Fund's Adviser is BPV Capital Management, LLC, located at 9202 South Northshore Drive, Suite 300, Knoxville, TN 37922. The Adviser serves in that capacity pursuant to an investment advisory agreement with the Trust on behalf of the Fund. The Adviser takes the primary role in managing cash flows into and out of the Fund, but has engaged the Sub-Adviser to manage the Fund's investments in accordance with the stated investment objective and policies of the Fund, subject to the oversight and supervision of the Adviser and the Board. The Adviser also assists with: (a) non-advisory operations of the Fund, (b) the preparation and submission of reports to existing shareholders, (c) the periodic updating of prospectuses and statements of additional information, (d) the preparation of reports to be filed with the SEC and other regulatory authorities, and (e) maintaining certain of the Fund's records.

The Adviser was organized as a Delaware limited liability company in May 2009. The Adviser has served as the investment adviser of the Fund since the inception of the Fund's operations. The Adviser currently serves as the investment adviser to four other registered investment companies.

Adviser Compensation. The Adviser receives a monthly advisory fee at the annual rate of 0.94% of the average daily net asset value of the Fund. The Adviser has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits "Total Annual Fund Operating Expenses" as indicated in the fee tables above. While the Adviser has no obligation to continue the waiver past the current term, it is expected that each contractual agreement will continue from year-to-year provided such continuance is approved by the Adviser and the Trustees. The Adviser has not been paid any advisory fees as of the date of this Prospectus.

INVESTMENT SUB-ADVISER

The Fund's Sub-Adviser is Altrius Capital Management, Inc. located at 434 Fayetteville Street, Suite 2110 Raleigh, NC 27601. The Sub-Adviser serves in that capacity pursuant to a sub-advisory contract (the "**Sub-Advisory Agreement**") with the Trust on behalf of the Fund as approved by the Board. The Sub-Adviser makes day-to-day investment decisions for the Fund and selects broker-dealers for executing portfolio transactions, other than for certain transactions managed by the Adviser in connection with its management of the Fund's cash flows, subject to the brokerage policies established by the Board.

Founded in 1997, the Sub-Adviser has been providing investment advisory services since 2004. The Sub-Adviser has experience providing investment advisory services to individuals, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, and other business entities. The principal owner of the Sub-Adviser is James M. Russo.

Sub-Adviser Compensation. As full compensation for its services to the Fund, the Sub-Adviser receives monthly compensation from the Fund at the annual rate that varies according to average daily net asset value of the Fund as follows:

Average Daily Net Asset Value of the Fund	Annual Rate
Less than $25 million	0.35%
$25 million but less than $250 million	0.30%
$250 million but less than $500 million	0.20%
$500 million or more	0.17%

PORTFOLIO MANAGERS

Mr. Russo founded Altrius Capital Management, Inc. in 1997 and currently serves as the Chairman of the firm. In addition, he has served as the Chief Investment Strategist and Portfolio Manager of the firm's investment products since their inception in 2004. Prior to founding Altrius Capital Management, Inc., Mr. Russo served as a Naval Aviator in the United States Marine Corps. Mr. Russo received a Bachelor of Science in Economics from the United States Naval Academy.

Additional Information. Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of Shares of the Fund is available in the Fund's Statement of Additional Information ("**SAI**").

Disclosure Regarding Advisory Agreement Approval. A discussion regarding the basis for the Board's most recent approval of the investment advisory agreements and investment sub-advisory agreements for the Fund will be available in the Fund's first semi-annual report, which will be for the period ending September 30, 2015. You may obtain a copy of the Fund's annual and semi-annual reports, without charge, upon request to the Fund.

BOARD OF TRUSTEES

The Fund is a series of the Trust, an open-end management investment company organized as a Delaware statutory trust on July 19, 2011. The Board supervises the operations of the Fund according to applicable state and federal law, and is responsible for the overall management of the Fund's business affairs.

INVESTING IN THE FUND

DISTRIBUTION AND SERVICE PLAN

Distribution of Shares. The Fund's distributor, Ultimus Fund Distributors, LLC (the "Distributor") ~~markets the shares described in this prospectus to institutions or individuals, directly from the Fund~~is the principal underwriter of the Fund's shares. The Distributor may sell the Fund's shares to or through investment professionals. Under the Distributor's Agreement with the Fund, the Distributor offers shares on a continuous, best-efforts basis.

You may purchase shares directly from the Fund or through a financial intermediary, such as a broker-dealer. These financial intermediaries may charge you additional or different fees for purchasing or redeeming shares than those described here. You should ask your financial intermediary about his or her fees before investing. Additional information about investing through a broker-dealer is contained in the Fund's Statement of Additional Information.

The Fund has adopted a Distribution Plan in accordance with Rule 12b-1 ("Distribution Plan") under the 1940 Act. The Distribution Plan provides that the Fund may ~~compensate or reimburse~~make payments to securities dealers and other financial organizations (including payments directly to the Adviser and the Distributor) for services rendered and expenses borne in connection with activities primarily intended to result in the sale of the Fund's shares (this compensation is commonly referred to as "12b-1 fees"). Sales charges may be paid to broker-dealers, banks and any other financial intermediary eligible to receive such fees for sales of Class A Shares of the Funds and for services provided to shareholders.

The Fund charges 12b-1 fees for Class A and Class C Shares. Pursuant to the Distribution Plan, the Fund may annually incur up to 0.25% of the average daily net assets of the Fund's Class A Shares and up to 1.00% of the average daily net assets of the Fund's Class C Shares. Because 12b-1 fees are paid out of the Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Certain Expenses. In addition to the 12b-1 fees and investment advisory fees for the Fund, the Fund pays all expenses not assumed by the Adviser, including, without limitation, the fees and expenses of its independent accountants and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information and supplements thereto; the costs of printing registration statements; bank transaction charges and custodian's fees; any proxy solicitors' fees and expenses; filing fees; any federal, state or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees' liability insurance premiums; and any extraordinary expenses, such as indemnification payments or damages awarded in litigation or settlements made.

Choosing a Share Class. Through this Prospectus, the Fund is offering three classes of shares: Institutional Class Shares, Class A Shares and Class C shares (each a "Class" and collectively the "Classes"). The three Classes, which represent interests in the same portfolio of investments and have the same rights, differ primarily in sales charges and the expenses to which they are subject. The decision as to which Class of shares is more beneficial to you depends on the amount of your investment and the amount of time you intend to hold your shares. If you are investing an amount less than the minimum required for the Institutional Class Shares, you should consider Class A Shares and Class C Shares. Class C Shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund, but they are subject to higher ongoing expenses than Institutional Class Shares. Institutional Class Shares are generally only available to institutional investors and certain broker-dealers and financial intermediaries that have entered into appropriate arrangements with the Fund and are subject to a minimum initial investment of $100,000.

Institutional Class Shares. Institutional Class Shares are sold at NAV without an initial sales charge so that the full amount of your purchase payment may be immediately invested in the Fund. Institutional Class Shares are, generally, available for investment only to institutional investors and certain broker-dealers and financial intermediaries that have entered into appropriate arrangements with the Fund. Such shareholders may be charged fees by their broker-dealer or financial intermediaries.

Class A Shares. Class A Shares of the Fund are sold subject to a maximum sales charge of 3.50%, so that the term "offering price" includes the front-end sales charge. Class A Shares are subject to an annual 12b-1 fee of up to 0.25% of the Fund's average daily net assets allocable to Class A Shares.

The public offering price of Class A Shares of the Funds is the NAV per share plus a sales charge. The Distributor receives this sales charge and may reallow it as follows:

| Amount of Investment

(At Public Offering Price)	Sales Charge As % of Public	Sales Charge As % of Net Amount Invested	Dealer Reallowance As % of Public Offering Price

	Offering Price		
Less than $100,000	3.50%	3.63%	3.25%
$100,000 but less than $250,000	2.50%	2.56%	2.25%
$250,000 but less than $500,000	2.00%	2.04%	1.75%
$500,000 or more*	None	None	None

* In the case of investments at or above the $500,000 breakpoint (where you do not pay an initial sales charge), a 1.00% CDSC may be assessed on shares redeemed within 12 months of purchase. The CDSC is used to reimburse the ~~Distributor~~Adviser for paying broker-dealers a sales commission up to a total of 1.00% of the purchase price of your investment in connection with your purchase.

From time to time, broker-dealers who receive reallowances from the Distributor may reallow all or a portion of such broker-dealer discounts and brokerage commissions to other broker-dealers. The sales charge payable to the Distributor and the dealer reallowances may be suspended, terminated, or amended. The Distributor or the Adviser, at their expense, may, from time to time, provide additional promotional incentives to broker-dealers who sell shares of the Fund.

Reduced Sales Charges. Consistent with the policies in this Prospectus, certain investments with any of the Funds offered by the Trust may be combined for purposes of purchasing shares with a lower sales charge.

- **Aggregating Accounts**. Investors and members of the same family may aggregate investments in Class A Shares held in all accounts (e.g., non-retirement and retirement accounts) with the Funds and/or with financial intermediaries in order to obtain a reduced sales charge.

- **Concurrent Purchases**. For purposes of qualifying for a lower sales charge, investors have the privilege of combining concurrent purchases of Class A Shares of the Funds of the Trust. This privilege may be modified or eliminated at any time by the Trust without notice.

- **Rights of Accumulation**. The sales charge applicable to a purchase of Class A Shares by an investor is determined by adding the purchase price of the Class A Shares to be purchased, including any concurrent purchases as described above, to the aggregate value of Class A Shares of the Fund previously purchased and then owned, provided the Distributor is notified by the investor or his/her broker-dealer each time a purchase is made which would so qualify. For example, an investor who is purchasing Class A Shares with an aggregate value of $50,000 and who currently owns Class A Shares of the Fund with an aggregate value of $75,000 would pay a sales charge of 2.50% of the offering price on the new investment.

- **Letter of Intent**. Class A sales charges may also be reduced through an agreement to purchase a specified quantity of shares over a designated 13-month period by completing the "Letter of Intent" section of the account application. Information about the "Letter of Intent" procedures, including its terms, is contained in the SAI and on the account application.

- **Investments of $500,000 or More**. If you invest $500,000 or more either as a lump sum or through rights of accumulation quantity discount or letter of intent programs, you can buy Class A Shares without an initial charge. However, you may be subject to a 1.00% CDSC on Class A shares redeemed within 12 months of purchase (excluding shares purchased with reinvested dividends or capital gains distributions) to reimburse the ~~Distributor~~Adviser for paying dealers a sales commission up to 1.00% of the purchase price of your investment in connection with your purchase. The CDSC is based on the original purchase cost or the current market value of the shares being sold, whichever is less.

Sales Charge Waiver. The Adviser generally expects to waive the sales charge on Class A Shares with respect purchases of such shares by the following types of investors:

- Trustees and officers of the Fund, the Trust, the Adviser or the Sub-Adviser or one or more of their affiliates or directors, officers and employees of the Adviser, the Sub-Adviser, or the Distributor, and their affiliates, as well as the following relatives of any such trustees/directors, officers and employees (and their spouses): spouses, grandparents, parents, children, grandchildren, siblings, nieces and nephews or any trust, pension, profit sharing or other benefit plan established by any of the foregoing for such persons;
- Retirement plans where third party administrators of such plans have entered into certain arrangements with the Distributor or its affiliates;
- Customers of certain financial intermediaries that have a contractual arrangement with the Distributor or the Adviser where

such contract provides for the waiver of the front-end sales charge;
- A registered broker-dealer or registered adviser not affiliated with a broker-dealer who either charges periodic fees to its customers for financial planning, investment advisory or asset management services, or provides such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" is imposed;

In addition, the sales charge will not be charged on Class A shares that are purchased by reinvesting dividends or distributions.

Class C Shares. Class C Shares are sold at NAV without an initial sales charge so that the full amount of your purchase payment may be immediately invested in the Fund. However, Class C Shares are subject to an annual 12b-1 fee of up to 1.00% of the Fund's average daily net assets allocable to Class C Shares.

The Adviser intends to pay a commission of 1.00% of the purchase amount to your broker at the time you purchase Class C Shares. After paying this commission, the Adviser will be entitled to receive 12b-1 fees for the first 12 months following your purchase, to permit the Adviser to recoup the commission. Brokers will be entitled to receive 12b-1 fees beginning in the 13th month after purchase.

Class C Shares will be assessed a CDSC of 1.00% on redemptions made within 12 months of their purchase (excluding shares purchased with reinvested dividends or capital gains distributions). Any CDSC will be a percentage of the dollar amount of shares redeemed and will be based on the original purchase cost or the current market value of the Class C Shares being redeemed, whichever is less. A CDSC will not be imposed upon redemptions of Class C Shares held after 12 months. All or a portion of the CDSC may be used to reimburse the Adviser for any commissions not yet recouped at the time of your redemption.

Minimum Initial Investment. The Fund's shares are sold and redeemed at net asset value. Shares may be purchased directly through the Fund, by any account managed by the Adviser or the Sub-Adviser and any other institutional investor or any broker-dealer authorized to sell Shares of the Fund. The minimum initial investment in the Institutional Shares of the Fund is $100,000 ($5,000 for retirement accounts). The minimum initial investment in the Class A Shares and Class C Shares of the Fund is $1,000 ($100 under an automatic investment plan). . The Fund may, at the Adviser's sole discretion, accept accounts with less than the minimum investment.

DETERMINATION OF NET ASSET VALUE

The price at which you purchase or redeem shares is based on the next calculation of net asset value after a purchase or redemption order is received in proper form by the Transfer Agent on behalf of the Fund. An order is considered to be in ~~good~~proper form if it includes a complete application and payment in full of the purchase amount. The net asset value per share of each class of shares of the Fund (each, a "Class") is calculated separately by adding the value of securities and other assets of the Fund attributable to that Class, subtracting the liabilities charged to the Fund and attributable to that Class (including Fund expenses, which are accrued daily), and dividing the result by the number of outstanding shares of that Class. The net asset value per share of each Class of the Fund is normally determined at the time regular trading closes on the NYSE, currently 4:00 p.m. Eastern time, Monday through Friday, except when the NYSE closes earlier. The Fund does not calculate net asset value on business holidays when the NYSE is closed. Currently, the NYSE is closed on weekends and in recognition of the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

The valuation of portfolio securities is determined in accordance with procedures established by, and under the direction of, the Trustees. In determining the value of the Fund's total assets, portfolio securities are generally calculated at market value by quotations from the primary market in which they are traded. ~~Instruments with maturities of 60 days or less are valued at amortized cost, which approximates market value.~~ The Fund normally uses pricing services to obtain market quotations.

The Fund values the securities of other investment companies in which it invests at the net asset value of such investment company. The prospectuses for these investment companies explain the circumstances under which such registered investment companies will use fair value pricing and the effects of using fair value pricing.

Securities and assets for which representative market quotations are not readily available or that cannot be accurately valued using the Fund's normal pricing procedures are valued at fair value as determined in good faith under policies approved by the Trustees. Fair value pricing may be used, for example, in situations where (i) a portfolio security, such as a small-cap stock, is so thinly traded that there have been no transactions for that stock over an extended period of time or the validity of a market quotation received is questionable; (ii) the exchange on which the portfolio security is principally traded closes early; (iii) trading of the particular portfolio security is halted during the day and does not resume prior to the Fund's net asset value calculation; or (iv) the security or warrant is a restricted security not registered under federal securities laws purchased through a private placement not eligible for resale. The Fund may have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, in which case the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares.

Pursuant to policies adopted by the Trustees, the Sub-Adviser is responsible for notifying the Trustees (or the Trust's Fair Value Committee) when it believes that fair value pricing is required for a particular security, provided, however, that with respect to positions managed by the Adviser in connection with its management of the Fund's cash flow, the Adviser is responsible for notifying the Trustees (or the Trust's Fair Value Committee) when it believes that fair value pricing is required for a particular security. The Fund's policies regarding fair value pricing are intended to result in a calculation of the Fund's net asset value that fairly reflects portfolio security values as of the time of pricing. A portfolio security's "fair value" price may differ from the price next available for that portfolio security using the Fund's normal pricing procedure, and may differ substantially from the price at which the portfolio security may ultimately be traded or sold.

Other Matters. Purchases and redemptions of shares of the Fund by the same shareholder on the same day will be netted for the Fund. The Fund reserves the right to reject a purchase order that is not in good form and will normally return such purchase order within three days of receiving such purchase order. All redemption requests will be processed and payment with respect thereto will normally be made within seven days after tender. The Fund may suspend redemption, if permitted by the 1940 Act, for any period during which the NYSE is closed or during which trading is restricted by the SEC or if the SEC declares that an emergency exists. Redemptions may also be suspended during other periods permitted by the SEC for the protection of the Fund's shareholders. Additionally, during drastic economic and market changes, telephone redemption privileges may be difficult to implement. Also, if the Trustees determine that it would be detrimental to the best interest of the Fund's remaining shareholders to make payment in cash, the Fund may pay redemption proceeds in whole or in part by a distribution in-kind of readily marketable securities. Shareholders receiving redemption proceeds in-kind will bear market risk until the securities received are sold and will incur transaction costs when they are sold. See also "Additional Information About Purchases and Redemptions – Disruptive Trading and Market Timing" below.

Purchasing Shares. You may purchase Institutional Shares of the Fund with a minimum initial investment of $100,000 ($5,000 for retirement accounts); subsequent investments may be made in amounts of $100 or more. The minimum initial investment in the Class A Shares and Class C Shares of the Fund is $1,000 ($100 under an automatic investment plan). Your purchase order will be effected at the NAV per share of the appropriate Fund next determined after receipt of your purchase request in "Good Form" (defined below). Purchase requests received by the Fund's Transfer Agent or an authorized financial intermediary (i) before the close of the NYSE on any Business Day will be effected at the NAV per share of the appropriate Fund determined on that date on which it is received or (ii) if after close of the NYSE on any Business Day, will be effected at the NAV per share of the Fund determined on the next Business Day. Purchase requests must be received in Good Form by the Fund's Transfer Agent or an authorized financial intermediary, where "Good Form" means that the purchase request includes: the name of the Fund; the amount you wish to invest; the name in which your account is to be registered (or, in the case of subsequent investments, your account number); the signature of each person in whose name such account is (or is to be) registered; and payment in full of the purchase amount.

All investments must be made in U.S. dollars, and you should note that the Fund reserves the right to reject, in its sole judgment, any purchase request for any reason.

Purchases of Fund shares may be made through certain financial intermediaries who are authorized to receive your purchase request in accordance with the standards described above. You may be charged a fee or have higher investment minimums if you buy or sell shares through a financial intermediary.

Please refer to important information about purchases of Fund shares below under the heading "Additional Information about Purchases and Redemptions."

Investing Directly By Mail

New Accounts. You may purchase shares of the Fund by mailing a completed account application with a check payable to the Fund, to the Fund's Transfer Agent at the following address: BPV Family of Funds, c/o Ultimus Fund Solutions, P.O. Box 46707, Cincinnati, OH 45246-0707.

Adding to Your Account. You may add to your account with the Fund by sending a check for your additional investment payable to the Fund to the Fund's Transfer Agent at the address above. Please include a brief letter with your check that gives the name on your account and your account number. Please write your account number on your check.

Investing Directly By Wire

New Accounts. You may purchase shares of the Fund by wire by mailing a completed account application for the Fund to the Fund's Transfer Agent at the following address: BPV Family of Funds, c/o Ultimus Fund Solutions, P.O. Box 46707, Cincinnati, OH 45246-0707, and, after your account is established, requesting that your bank transmit your investment by wire directly to the Transfer Agent. Please call the Transfer Agent at 855-784-2399 to obtain complete wiring instructions. Please note that your bank may charge you a fee for wiring funds.

Adding to Your Account. You may add to your account with the Fund by using the wiring procedures described above. Be sure to include the name on your account and your account number in the wire instructions you provide to your bank.

~~Redemption Fee~~

~~The Fund charges a 1.00% redemption fee that is applicable to all redemptions (sales or exchanges) within sixty (60) days of the purchase of such shares of the Fund.~~

~~The redemption fees are not fees to finance sales or sales promotion expenses, but are paid to the appropriate class of shares of the Fund to defray the costs of liquidating an investment and discourage short term trading of Fund shares. Redemption fees are deducted from redemption proceeds and retained by the Fund, not the Adviser. No redemption fee will be imposed on the redemption of shares representing dividends or capital gains distributions. In determining whether a redemption fee is applicable to a particular redemption, it is assumed that the redemption is first of shares acquired pursuant to the reinvestment of dividends and capital gains distributions and next of shares held by the shareholder for the longest period of time.~~

~~The redemption fee may be waived in the sole discretion of the Adviser, and will not be charged on transactions involving the following:~~

- ~~Redemption of shares purchased through certain qualified plans pursuant to Sections 401, 403, and 457 of the Internal Revenue Code;~~
- ~~Redemption of shares purchased through wrap-fee programs or similar investment programs;~~
- ~~Omnibus level accounts will be excluded where the fee will be assessed by the financial intermediary according to the requirements outlined herein and provided back to the Fund;~~
- ~~Redemptions due to required minimum distributions;~~
- ~~Redemptions due to death;~~
- ~~Redemption of shares accumulated through reinvestment of capital gains and dividends; and~~
- ~~Redemption of shares initiated by the Fund (i.e., liquidation or merger of a fund).~~

Contingent Deferred Sales Charge for Certain Redemptions of Class C Shares. Shareholders who purchase Class C Shares will be assessed a CDSC upon redemption of 1.00% of the amount redeemed, or the original purchase cost of such shares, whichever is less, if such shares are redeemed within 12 months of their purchase.

The Fund uses a "first in, first out" method for calculating the CDSC. This means that Fund shares held the longest will be redeemed first, and Fund shares held the shortest time will be redeemed last. The CDSC will not be imposed on the redemption of shares representing reinvested dividends or capital gains distributions, or on amounts representing a capital appreciation of shares. The CDSC is used to reimburse the Adviser for paying brokers a sales commission up to a total of 1.00% of the purchase price of your investment in connection with your purchase.

In determining whether a particular redemption is subject to a CDSC, the holding period for the CDSC begins on the day you buy your Fund shares. Your Fund shares will age one month on that same date the next month and each following month. For example, if you buy shares on the 15th of the month, they will age one month on the 15th day of the next month and each following month. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any Fund shares in your account that are not subject to a CDSC. If there are not enough of these to meet your request, we will sell the Fund shares in the order they were purchased.

The Fund reserves the right to modify, waive or eliminate the CDSC at any time. The CDSC is waived for any partial or complete redemption following death or disability (as defined in Section 22(e)(3) of the Internal Revenue Code) of a shareholder named on the account, provided the Fund is notified of the requested exemption at the time of the redemption request. The Fund may require documentation prior to waiver of the CDSC, including death certificates, physicians' certificates, etc.

Minimum Account Size. Due to the relatively high cost of maintaining small accounts, the Fund reserves the right to liquidate a shareholder's account if, as a result of redemptions or transfers (but not required IRA distributions), the account's balance falls below the minimum initial investment required for your type of account (see "Minimum Initial Investment" above). The Fund will notify you if your account falls below the required minimum. If your account is not increased to the required level after a thirty (30) day cure period then the Fund may, at its discretion, liquidate the account.

Exchange Privilege. You may exchange your shares in any Fund for those of the same class of any other Fund of the Trust on the basis of their respective NAVs at the time of the exchange. Before making any exchange, review the respective Prospectuses closely and consider the Funds' respective differences. Please note that since an exchange is the redemption of shares from one Fund followed by the purchase of shares in another, any gain or loss realized on the exchange is recognizable for federal income tax purposes (unless your account is tax deferred).

Your exchange will be effected at the NAV per share of the applicable Fund next determined after receipt of your request in Good Form. Exchange requests received by the Fund's Transfer Agent or appropriate financial intermediary (i) before 4:00 p.m. Eastern time on any Business Day will be effected at the NAV per share of the appropriate Fund determined on that date which it is received or (ii) after 4:00 p.m. Eastern time on any Business Day will be effected at the NAV per share of the applicable Fund determined on the next Business Day.

The Fund reserves the right to reject any exchange request or to modify or terminate a shareholder's exchange privileges at any time if, in the judgment of management, a shareholder's exchange activity indicates frequent trading or market timing that may be harmful to the Fund or its shareholders. Notice of all such modifications or termination will be given at least 60 days prior to the effective date of such change in the exchange privilege, except for unusual instances (such as when redemptions of the exchange are suspended under Section 22(e) of the 1940 Act, when sales of the Fund into which you are exchanging are temporarily stopped, or in accordance with the Fund's policy on excessive trading). The exchange privilege may not be used for short-term or excessive trading or trading strategies harmful to the Fund.

Redemptions In-Kind. The Fund does not intend, under normal circumstances, to redeem shares by payment in-kind. However, the Fund reserves the right to meet redemption requests by payment in-kind where it believes it is in the best interest of the Fund and the remaining shareholders. In such a case, the Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund's net asset value per share. Shareholders receiving them would bear market risk until these securities are sold and would incur brokerage costs when these securities are sold.

Medallion Signature Guarantees. To protect your account and the Fund from fraud, medallion signature guarantees may be required to be sure that you are the person who has authorized a change in registration or standing instructions for your account. Medallion signature guarantees are generally required for (i) change of registration requests; (ii) requests to establish or to change exchange privileges or telephone and bank wire redemption service other than through your initial account application; (iii) transactions where proceeds from redemptions, dividends, or distributions are sent to an address or financial institution differing from the address or financial institution of record; and (iv) redemption requests in excess of $50,000. Medallion signature guarantees are accepted from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution that participates in the STAMP Medallion signature guarantee program sponsored by the Securities Transfer Association and must appear on the written request for change of registration, establishment or change in exchange privileges or redemption request.

Additional Information About Purchases and Redemptions

Purchases and Redemptions through Securities Firms. You may purchase or redeem shares of the Fund through certain brokers and their designated intermediaries that have made arrangements with the Fund and are authorized to accept purchase and redemption orders on its behalf. In addition, orders will be deemed to have been received by the Fund when such authorized broker, or broker-authorized designee, accepts the purchase order or receives the redemption order. Orders will be priced at the next calculation of the Fund's net asset value after the authorized broker or broker-authorized designee receives the orders. Investors may also be charged a fee by a broker or agent if shares of the Fund are purchased through a broker or agent. Investors should check with their broker to determine if it is subject to these arrangements with the Fund.

Telephone Purchases by Securities Firms. Brokerage firms that are FINRA members may telephone the Distributor at 855-784-2399 and buy shares of the Fund for investors who have investments in the Fund through the brokerage firm's account with the Fund. The Fund may modify or terminate these telephone privileges at any time.

Disruptive Trading and Market Timing. The Fund is not intended or suitable for market timers nor does the Fund intentionally accommodate market timers, and market timers are discouraged from becoming investors. The ability of new shareholders to establish an account, or for existing shareholders to add to their accounts, is subject to modification or limitation if the Fund determines, in its sole opinion, that the shareholder or potential shareholder has engaged in frequent purchases or redemptions that may be indicative of market timing or otherwise disruptive trading ("Disruptive Trading"), which can have harmful effects for other shareholders. These risks and harmful effects include:

o   an adverse effect on portfolio management, as determined by the Adviser in its sole discretion, such as causing the Fund to maintain a higher level of cash than would otherwise be the case, or causing the Fund to liquidate investments prematurely; and
o   reducing returns to long-term shareholders through increased brokerage and administrative expenses.

In an effort to protect shareholders from Disruptive Trading, the Board of Trustees has approved certain market timing policies and procedures. Under these market timing policies and procedures, the Fund may monitor trading activity by shareholders and take specific steps to prevent Disruptive Trading. In general, the Fund considers frequent roundtrip transactions in a shareholder account to constitute Disruptive Trading. A "roundtrip transaction" is one where a shareholder buys and then sells, or sells and then buys, shares of the Fund within 30 days. While there is no specific limit on roundtrip transactions, the Fund reserves the right to (i) refuse any purchase order; and/or (ii) restrict or terminate purchase privileges for shareholders or former shareholders, particularly in cases where the Fund determines that the shareholder or potential shareholder has engaged in more than one roundtrip transaction in the Fund within any rolling 30-day period.

In determining the frequency of roundtrip transactions, the Fund does not include purchases pursuant to dollar cost averaging or other similar programs, and the Fund will not count systematic withdrawals and/or automatic purchases, mandatory retirement distributions and transactions initiated by a plan sponsor. The Fund will calculate roundtrip transactions at the shareholder level, and may contact a shareholder to request an explanation of any activity that the Fund suspects as Disruptive Trading.

Notwithstanding the foregoing, the Fund may also take action if a shareholder's trading activity (evaluated based on roundtrip trading or otherwise) is deemed Disruptive Trading by the Fund, even if applicable shares of the Fund are held longer than 30 days. In addition, the Fund may, without prior notice, take whatever action it deems appropriate to comply with or take advantage of any state or federal regulatory requirement. ~~The Fund also imposes a redemption fee on the redemption of shares of the Fund within sixty (60) days of purchase, which has the effect of discouraging Disruptive Trading in Fund shares.~~ Frequently, Fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. The Fund's ability to monitor trading practices by investors purchasing shares through omnibus accounts may be limited and dependent upon the cooperation of the financial intermediary in taking steps to limit this type of activity.

DISTRIBUTIONS

The Fund distributes its net investment income and net realized long and short-term capital gains to its shareholders at least annually, usually in December. Absent instructions to pay distributions in cash, distributions will be reinvested automatically in additional shares (or fractions thereof) of the Fund.

FEDERAL INCOME TAXES

The following information is meant as a general summary for U.S. taxpayers. Additional information appears in the SAI. Shareholders should rely on their own tax advisers for advice about the particular federal, state, and local tax consequences of investing in the Fund.

Shareholders may elect to take dividends from net investment income or capital gain distributions, if any, in cash or reinvest them in additional Fund shares. Although the Fund will not be taxed on amounts it distributes, shareholders will generally be taxed on distributions paid by the Fund, regardless of whether distributions are received in cash or are reinvested in additional Fund shares. Distributions may be subject to state and local taxes, as well as federal taxes. An exchange of the Fund's shares for shares of another fund in the Trust will be treated as a sale of the Fund's shares and any gain on the transaction may be subject to federal income tax.

Shareholders should consult with their own tax advisers to ensure that distributions and sale of Fund shares are treated appropriately on their income tax returns. Shareholders should also note that distributions on investments made through tax deferred vehicles, such as 401(k) plans or IRAs, may be taxed later upon withdrawal of assets from those accounts.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You may also be subject to state and local taxation on Fund distributions, and sales of Fund Shares. Consult your personal tax advisor about the potential tax consequences of an investment in Fund Shares under all applicable tax laws.

FINANCIAL HIGHLIGHTS

Because the Fund is new, there is no financial or performance information included in this prospectus for the Fund. Once the information becomes available, you may request a copy of this information by calling the Fund at 855-784-2399.

Privacy Notice

	WHAT DOES BPV FAMILY OF FUNDS DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: ▪ Social Security number ▪ Assets ▪ Retirement Assets ▪ Transaction History ▪ Checking Account Information ▪ Purchase History ▪ Account Balances ▪ Account Transactions ▪ Wire Transfer Instructions When you are *no longer* our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share your personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons BPV Family of Funds chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does BPV Family of Funds share?	Can you limit this sharing?
For our everyday business purposes – Such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For non-affiliates to market to you	No	We don't share

Questions?	Call 855-784-2399

Who we are	
Who is providing this notice?	BPV Family of Funds
What we do	
How does BPV Family of Funds protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings. Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.
How does BPV Family of Funds collect my personal information?	We collect your personal information, for example, when you: ▪ Open an account ▪ Provide account information ▪ Give us your contact information ▪ Make deposits or withdrawals from your account ▪ Make a wire transfer ▪ Tell us where to send the money ▪ Show your government-issued ID ▪ Show your driver's license We also collect your personal information from other companies.
Why can't I limit all sharing?	Federal law gives you the right to limit only: ▪ Sharing for affiliates' everyday business purposes – information about your creditworthiness ▪ Affiliates from using your information to market to you ▪ Sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ *BPV Capital Management, LLC, the investment adviser to the BPV Family of Funds, could be deemed an affiliate.*
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies ▪ *BPV Family of Funds does not share with nonaffiliates so they can market to you.*
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ *BPV Family of Funds does not jointly market.*

ADDITIONAL INFORMATION

If you would like more information about the Trust, the Fund and the Shares, the following documents are available free upon request:

Annual and Semi-Annual Reports
Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. Once available, you will find in the Fund's annual report a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the prior fiscal year.

Statement of Additional Information
Additional information about the Fund and its policies is also available in the Fund's SAI. The SAI is incorporated by reference into this Prospectus (and is legally considered part of this Prospectus).

The Fund's annual and semi-annual reports will be available and the SAI is available free upon request by calling the Adviser at 855-784-2399. You will also be able to access and download the annual and semi-annual reports and are able to access the SAI without charge at the Fund's website: www.bpvfunds.com.

To obtain other information and for shareholder inquiries:

By telephone: 855-784-2399

By mail: BPV Income Opportunities Fund
c/o Ultimus Fund Solutions
P.O. Box 46707
Cincinnati, OH 45246-0707

On the Internet: SEC Edgar database: http://www.sec.gov; or www.bpvfunds.com

You may review and obtain copies of Fund documents (including the SAI) by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

No person is authorized to give any information or to make any representations about the Fund or its Shares not contained in this Prospectus, and you should not rely on any other information. Read and keep this Prospectus for future reference.

BPV Family of Funds: Investment Company Act File Number 811-22588

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Document 1 ID	interwovenSite://DMSUS/US2008/6319585/8
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Document 2 ID	interwovenSite://DMSUS/US2008/6319585/9
Description	#6319585v9<US2008> - BPV - Prospectus Income Opportunities Fund - Prospectus (Jan 2015)
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~~The information in this statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~**Subject to Completion, dated March 13, 2015**~~

STATEMENT OF ADDITIONAL INFORMATION

BPV Income Opportunities Fund

Institutional Shares – ~~[____________]~~BPVOX
Class A Shares – ~~[____________]~~BPAOX
Class C Shares – ~~[____________]~~BPCOX

A series of the

BPV Family of Funds
c/o Ultimus Fund Solutions
P.O. Box 46707
Cincinnati, OH 45246-0707

~~________,~~May 28, 2015

The BPV Income Opportunities Fund (the "Fund") is a series of the BPV Family of Funds (the "Trust"), which is a diversified, open-end management investment company registered with the Securities and Exchange Commission (the "SEC") as required by the Investment Company Act of 1940, as amended (the "1940 Act").

This Statement of Additional Information ("SAI") is not a prospectus, and it should be read in conjunction with the prospectus for the Fund dated ~~___________,~~May 28, 2015, as may be amended from time to time, and which incorporates this SAI by reference in its entirety (the "Prospectus"). Because this SAI is not itself a prospectus, no investment in shares of the Fund should be made solely upon the information contained herein. Capitalized terms used but not defined herein have the same meanings as in the Prospectus.

Copies of the Prospectus may be obtained, without charge, by calling the Fund at 855-784-2399 or writing to the Fund at the address above.

BPV FAMILY OF FUNDS

TABLE OF CONTENTS

**INVESTMENT OBJECTIVES, POLICIES AND RISKS**

The BPV Family of Funds (the "Trust") was organized on July 19, 2011 as a Delaware statutory trust. This Statement of Additional Information relates to the BPV Income Opportunities Fund, which is an open-end management investment company. The Fund intends to qualify as a diversified investment company. BPV Capital Management, LLC (the "Adviser") serves as the investment adviser to the Fund and Altrius Capital Management, Inc. (the "Sub-Adviser", and with the Adviser, the "Advisers") is the investment Sub-Adviser to the Fund. The Prospectus describes the Fund's investment objective and principal investment strategy, as well as the principal investment risks of the Fund. The following descriptions and policies supplement these descriptions, and also include descriptions of certain types of investments that may be made by the Fund but are not principal investment strategies of the Fund.

General Investment Risks. All investments in securities and other financial instruments involve a risk of financial loss. No assurance can be given that the Fund's investment program will be successful. Investors should carefully review the descriptions of the Fund's investments and their risks described in the Prospectus and this SAI.

Fixed Income Securities. The Fund may invest in fixed income investments that include corporate, municipal or other government debt securities. Corporate and municipal debt obligations purchased by the Fund may be any credit quality, maturity or yield. Accordingly, the Fund's debt securities may include "investment grade" securities (those rated at least Baa by Moody's Investors Service, Inc. ("Moody's"), BBB by Standard & Poor's Ratings Services ("S&P") or Fitch Investors Service, Inc. ("Fitch") or, if not rated, of equivalent quality in the Sub-Adviser's opinion. In addition, the Fund's debt securities may include lower-rated debt securities including, without limitation, junk bonds. Debt obligations rated Baa by Moody's or BBB by S&P or Fitch may be considered speculative and are subject to risks of non-payment of interest and principal. Debt obligations rated lower than Baa by Moody's or lower than BBB by S&P or Fitch are generally considered speculative and subject to significant risks of non-payment of interest and principal. Descriptions of the quality ratings of Moody's, S&P or Fitch are contained in this SAI. While the Sub-Adviser utilizes the ratings of various credit rating services as one factor in establishing creditworthiness, it relies primarily upon its own analysis of factors establishing creditworthiness.

Other risks associated with fixed income securities, without limitation, are as follows:

Credit Risk. Credit risk is the risk that the issuer or guarantor of a debt security or counterparty to a transaction involving one or more securities held by the Fund will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations. If the issuer, guarantor, or counterparty fails to pay interest, the Fund's income may be reduced. If the issuer, guarantor, or counterparty fails to repay principal, the value of that security may be reduced. Credit risk is particularly significant for investments in "junk bonds" or lower than investment-grade securities.

Interest Rate Risk. The price of a bond or a fixed income security is dependent upon interest rates. Therefore, the share price and total return of the Fund, when investing a significant portion of its assets in bonds or fixed income securities, may vary in response to changes in interest rates. A rise in interest rates generally causes the value of a bond to decrease, and vice versa. There is the possibility that the value of the Fund's investment in bonds or fixed income securities may fall because bonds or fixed income securities generally fall in value when interest rates rise. The longer the term of a bond or fixed income instrument, the more sensitive it will be to fluctuations in value from interest rate changes. Changes in interest rates may have a significant effect if a Fund is then holding a significant portion of its assets in fixed income securities with long-term maturities.

In the case of mortgage-backed securities, rising interest rates tend to extend the term to maturity of the securities, making them even more susceptible to interest rate changes. When interest rates rise, not only can the value of fixed income securities drop, but the yield can also drop, particularly where the yield is tied to changes in interest rates, such as adjustable mortgages. In addition, when interest rates drop, the holdings of mortgage-backed securities by the Fund can reduce returns if the owners of the underlying mortgages pay off their mortgages sooner than expected since the funds prepaid must be reinvested at the then lower prevailing rates. This is known as prepayment risk. When interest rates rise, the holdings of mortgage-backed securities by the Fund can reduce returns if the owners of the underlying mortgages pay off their mortgages later than anticipated. This is known as extension risk.

Asset-Backed Securities. The Fund may invest in asset-backed securities including, without limitation, collateralized mortgage obligations, collateralized loan obligations, collateralized debt obligations and other asset-backed securities, including those that may be developed in the future. Typically asset-backed securities represent undivided fractional interests in a trust whose assets consist of a pool of loans and security interests in the collateral securing the loans. Payments of principal and interest on asset-backed securities are passed through monthly to certificate holders and are usually guaranteed up to a certain amount and time period by a letter of credit issued by a financial institution. In some cases asset-backed securities are divided into senior and subordinated classes so as to enhance the quality of the senior class. Underlying loans are subject to risks of prepayment, which may reduce the overall return to certificate holders. If the letter of credit is exhausted and the full amounts due on underlying loans are not received because of unanticipated costs, depreciation, damage or loss of the collateral securing the contracts, or other factors, certificate holders may experience delays in payment or losses on asset backed securities.

Collateralized Mortgage Obligations ("CMOs"). The Fund may invest in CMOs. CMOs are generally backed by mortgage pass-through securities or whole mortgage loans. CMOs are usually structured into classes of varying maturities and principal payment priorities. The prepayment sensitivity of each class may or may not resemble that of the CMO's collateral depending on the maturity and structure of that class. CMOs pay interest and principal (including, without limitation, prepayments) monthly, quarterly, or semi-annually. The prices and yields of CMOs are determined, in part, by assumptions about cash flows from the rate of payments of the underlying mortgage. Changes in interest rates may cause the rate of expected prepayments of those mortgages to change. These prepayment risks can make the prices of CMOs very volatile when interest rates change. That volatility will affect the Fund's NAV. Most CMOs are AAA rated, reflecting the credit quality of the underlying collateral; however, some classes carry greater price risk than that of their underlying collateral.

Collateralized Debt Obligations (CDOs). The Fund may invest in CDOs. A CDO is a security backed by a pool of bonds, loans and other debt obligations. CDOs are not limited to investing in one type of debt and accordingly, a CDO may own corporate bonds, commercial loans, asset-backed securities, residential mortgage-backed securities, commercial mortgage-backed securities, and emerging market debt. The CDO's securities are typically divided into several classes, or bond tranches, that have differing levels of investment grade or credit tolerances. Most CDO issues are structured in a way that enables the senior bond classes and mezzanine classes to receive investment-grade credit ratings. Credit risk is shifted to the most junior class of securities. If any defaults occur in the assets backing a CDO, the senior bond classes are first in line to receive principal and interest payments, followed by the mezzanine classes and finally by the lowest rated (or non-rated) class, which is known as the equity tranche. Similar in structure to a collateralized mortgage obligation (described above) CDOs are unique in that they represent different types of debt and credit risk.

Collateralized Loan Obligations (CLOs). The Fund may invest in CLOs, which are debt instruments backed solely by a pool of other debt securities. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the CLO in which the Fund invests. Some CLOs have credit ratings, but are typically issued in various classes with various priorities. Normally, CLOs are privately offered and sold (that is, they are not registered under the securities laws) and may be characterized by the Fund as illiquid securities; however, an active dealer market may exist for CLOs that qualify for Rule 144A transactions. In addition to the normal interest rate, default and other risks of fixed income securities, CLOs carry additional risks, including the possibility that distributions from collateral securities will not be adequate to make interest or other payments, the quality of the collateral may decline in value or default, the Fund may invest in CLOs that are subordinate to other classes, values may be volatile, and disputes with the issuer may produce unexpected investment results.

Equity Securities. The Fund's portfolio may include common stocks traded on domestic securities exchanges or in the over-the-counter market. In addition to common stocks, the Fund's portfolio may also include preferred stocks, convertible preferred stocks, and convertible bonds. Prices of equity securities in which the Fund invest may fluctuate in response to many factors, including, but not limited to, the activities of the individual companies whose securities the Fund owns, general market and economic conditions, interest rates, and specific industry changes. Such price fluctuations subject the Fund to potential losses. In addition, regardless of any one company's particular prospects, a declining stock market may produce a decline in prices for many or all equity securities, which could also result in losses for the Fund. Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of equity securities will decline.

Derivative Instruments. The Fund may use a variety of derivative instruments (including both long and short positions) in an attempt to enhance the Fund's investment returns, to hedge against market and other risks in the portfolio, to add leverage to the portfolio and/or to obtain market exposure with reduced transaction costs.

Generally, derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index and may relate to, among other things, stocks, bonds, interest rates, currencies or currency exchange rates, commodities, related indices and other assets. Examples of derivatives and information about some types of derivatives and risks associated therewith follows. The derivatives market is continually evolving and the Fund may invest in derivatives other than those described below.

The value of some derivative instruments in which the Fund may invest may be particularly sensitive to changes in prevailing interest rates, and, like the other investments of the Fund, the ability of the Fund to utilize these instruments successfully may depend in part upon their ability to forecast interest rates and other economic factors correctly. If the Fund incorrectly forecasts such factors and has taken positions in derivative instruments contrary to prevailing market trends, the Fund could suffer losses.

The Fund might not employ any of the strategies described herein, and no assurance can be given that any strategy used will succeed. If the Fund incorrectly forecasts interest rates, market values or other economic factors in utilizing a derivatives strategy, the Fund might have been in a better position if it had not entered into the transaction at all. Also, suitable derivative transactions may not be available in all circumstances. The use of derivative strategies involves certain special risks, including a possible imperfect correlation, or even no correlation, between price movements of derivative instruments and price movements of related investments. While some strategies involving derivative instruments can reduce the risk of loss, they also can reduce the opportunity for gain or even result in losses by offsetting favorable price movements in related investments or otherwise, due to the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable or the possible need to sell a portfolio security at a disadvantageous time because the Fund is required to maintain asset coverage or offsetting positions in connection with transactions in derivative instruments, and the possible inability of the Fund to close out or to liquidate its derivatives positions. The Fund's use of derivatives may increase or accelerate the amount of ordinary income recognized by shareholders.

Federal legislation has been recently enacted in the U.S. that provides for new clearing, margin, reporting and registration requirements for participants in the derivatives market. While the ultimate impact is not yet clear, these changes could restrict and/or impose significant costs or other burdens upon the Fund's participation in derivatives transactions.

Short Sales of Securities. The Fund may make short sales with up to ~~10~~25% of the Fund's securities, which are transactions in which the Fund sells a security it does not own in anticipation of a decline in the market value of that security. To complete a short sale transaction, the Fund will borrow the security from a broker-dealer, which generally involves the payment of a premium and transaction costs. The Fund then sells the borrowed security to a buyer in the market. The Fund will then cover the short position by buying shares in the market either (i) at its discretion; or (ii) when called by the broker-dealer lender. Until the security is replaced, the Fund is required to pay the broker-dealer lender any dividends or interest that accrue during the period of the loan. In addition, the net proceeds of the short sale will be retained by the broker to the extent necessary to meet regulatory or other requirements, until the short position is closed out.

The Fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the security declines in price between those dates. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with a short sale. When the Fund makes a short sale, the Fund will segregate liquid assets (such as cash, U.S. government securities, or equity securities) on its books and/or in a segregated account at the Fund's custodian in an amount sufficient to cover the current value of the securities to be replaced as well as any dividends, interest and/or transaction costs due to the broker-dealer lender. In determining the amount to be segregated, any securities that have been sold short by the Fund will be marked to market daily. To the extent the market price of the security sold short increases and more assets are required to meet the Fund's short sale obligations, additional assets will be segregated to ensure adequate coverage of the Fund's short position obligations.

In addition, the Fund may make short sales "against the box" i.e., when the Fund sells a security short when the Fund has segregated securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. The Fund will incur transaction costs, including interest, in connection with opening, maintaining, and closing short sales against the box.

Credit Default Swaps. The Fund may invest in credit default swaps ("CDSs"). The economic return of CDSs depends upon the performance of the reference obligations and/or the reference entities. Exposure to the credit risk of such types of assets through the purchase of CDSs presents risks in addition to those resulting from direct purchases of such types of assets as the related reference obligations. For instance, an active market may not exist for any of the CDSs in which the Fund invests. As a result, the Fund's ability to maximize returns or minimize losses on such CDSs may be impaired. In addition, the Fund will usually have a contractual relationship only with the counterparty offering the CDS and not the reference obligors on the reference obligations. As a result, the Fund generally will have no right directly to enforce compliance by the reference obligors with the terms of the reference obligations, no rights of set-off against the reference obligors, or any voting or other rights of ownership with respect to the reference obligations. The Fund will not directly benefit from any collateral supporting such reference obligations and will not have the benefit of the remedies that would normally be available to a holder of such reference obligations. Even if, in the case of physically settled CDSs, the Fund obtains such rights upon delivery of the defaulted reference obligations, the Fund's ability to "work-out" effectively the defaulted reference obligations may be significantly diminished.

CDSs also expose the Fund to counterparty risk. In the event of the insolvency of the counterparty, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to the reference obligations. Consequently, the Fund will be subject to credit risk with respect to defaults by such counterparty as well as by the reference obligors.

When the Fund enters into a short unfunded CDS, upon the occurrence of a credit event, the Fund has an obligation to either deliver the defaulted reference obligation or an equivalent cash payment. Similarly, when the Fund enters into a long unfunded CDS, upon the occurrence of a credit event, the Fund has an obligation to deliver a cash payment related to such credit event. To the extent the Fund lacks adequate funds to satisfy these delivery requirements, the Fund will be required to liquidate other Fund investments in a manner which may be inconsistent with its original investment intent and the Fund's return may be adversely affected.

To the extent a CDS requires the Fund to settle physically the defaulted reference obligation, the Fund may be adversely affected by the purchase price of the defaulted reference obligation. Similarly, CDS cash settlement mechanics may not accurately reflect the related credit loss and may be subject to the discretion of the party performing the calculation. In addition, there can be losses under a CDS without a related default with respect to the referenced obligation. This occurs when the definition of a credit event in the CDS contains events that are not truly credit related and is called credit basis risk. Also, the size of the structured notes underlying a funded CDS in relation to the size of the reference obligation affects the severity of the losses. In general, as the size of the structured notes decreases in relation to the size of the reference obligation, the Fund's exposure to credit risk with respect to the CDS increases.

Other risks of CDSs include the cost of paying for credit protection if there are no credit events, pricing transparency when assessing the cost of a credit default swap, and the need to fund the delivery obligation (either cash or the defaulted bonds, depending on whether the Fund enters into a long or short swap, respectively). The Fund's position in CDSs is also subject to liquidity risk, market risk, structural risk, legal risk, and interest rate risk. The Fund may also invest in certificates which represent an undivided interest in a pool of high yield fixed income securities ("Underlying Securities"). Such securities pay principal and interest to the extent the Underlying Securities pay principal and interest. The Fund may, subject to certain restrictions, optionally redeem its certificates for the related pro rata interest in the Underlying Securities.

Exposure to the credit risk of such types of assets through the purchase of such certificates presents risks in addition to those resulting from direct purchases of the Underlying Securities. Until the Fund redeems its certificates, the Fund will not have a direct contractual relationship with the issuers of the Underlying Securities and will not have a right directly to enforce compliance by such issuers with the terms of the Underlying Securities, a right of set-off against such issuers, or any direct rights of ownership with respect to the Underlying Securities. The Fund's ability to exercise voting rights with respect to the Underlying Securities may also be limited until it redeems its certificates. The Fund's yield on such securities is dependent upon a number of factors, including, without limitation, the purchase price of such securities and the occurrence of any early or mandatory redemption with respect thereto. The Fund's investments in such certificates are also subject to prepayment risk, credit risk, liquidity risk, market risk, structural risk, legal risk, and interest rate risk.

Master Limited Partnerships (MLPs). The Fund may invest in MLPs. MLPs are partnerships that may engage in, among other things, the extraction and transportation of certain energy commodities such as natural gas, crude oil or coal. A decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution, or a sustained decline in demand for such commodities, may adversely impact the financial performance of a MLP in which the Fund is invested. Investments in MLPs involve risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP's general partner, cash flow risks, dilution risks and risks related to the general partner's right to require unit-holders to sell their common units at an undesirable time or price, resulting from regulatory changes or other reasons. Certain MLP securities may trade in lower volumes due to their smaller capitalizations, and may be subject to more abrupt or erratic price movements and lower market liquidity. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns.

Real Estate Securities. The Fund will not invest directly in real estate, but may invest in readily marketable securities issued by companies that invest in real estate or interests therein, including real estate investment trusts ("REITs"). REITs are generally publicly traded on national stock exchanges and in the over-the-counter market and have varying degrees of liquidity. Investments in real estate securities are subject to risks inherent in the real estate market, including risks related to changes in interest rates, possible declines in the value of and demand for real estate, adverse general and local economic conditions, possible lack of availability of mortgage funds, overbuilding in a given market and environmental problems

Foreign Securities. The Fund may invest in securities issued by foreign governments or foreign corporations, either directly or through derivative transactions (e.g., foreign currency futures). Foreign securities, in addition to securities issued by U.S. entities with substantial foreign operations, involve special risks, including those set forth below, which are not typically associated with investing in U.S. securities. Issuers of foreign securities are not generally subject to uniform accounting, auditing, and financial reporting standards comparable to those applicable to domestic companies. Additionally, many foreign stock markets, while growing in volume of trading activity, have substantially less volume than the New York Stock Exchange, and securities of some foreign companies are less liquid and more volatile than securities of domestic companies. Similarly, volume and liquidity in most foreign bond markets are less than the volume and liquidity in the U.S. and, at times, volatility of price can be greater than in the U.S. Further, foreign markets have different clearance, settlement, registration, and communication procedures and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions making it difficult to conduct such transactions. Delays in such procedures could result in temporary periods when assets are uninvested and no return is earned on them. The inability of an investor to make intended security purchases due to such problems could cause the investor to miss attractive investment opportunities.

Payment for securities without delivery may be required in certain foreign markets and, when participating in new issues, some foreign countries require payment to be made in advance of issuance (at the time of issuance, the market value of the security may be more or less than the purchase price). Some foreign markets also have compulsory depositories (i.e., an investor does not have a choice as to where the securities are held). Fixed commissions on some foreign stock exchanges are generally higher than negotiated commissions on U.S. exchanges. Further, an investor may encounter difficulties or be unable to pursue legal remedies and obtain judgments in foreign courts. There is generally less government supervision and regulation of business and industry practices, stock exchanges, brokers, and listed companies than in the U.S. It may be more difficult for an investor's agents to keep currently informed about corporate actions such as stock dividends or other matters that may affect the prices of portfolio securities. Communications between the U.S. and foreign countries may be less reliable than within the U.S., thus increasing the risk of delays or loss of certificates for portfolio securities. In addition, with respect to certain foreign countries, there is the possibility of nationalization, expropriation, the imposition of additional withholding or confiscatory taxes, political, social, or economic instability, diplomatic developments that could affect investments in those countries, or other unforeseen actions by regulatory bodies (such as changes to settlement or custody procedures).

The risks of foreign investing may be magnified for investments in emerging markets, which may have relatively unstable governments, economies based on only a few industries, and securities markets that trade a small number of securities.

Foreign Currency. The Fund may invest in foreign currency or in securities that track the performance of a foreign currency against another currency, whether the U.S. dollar or another foreign currency. As a result, the value of the Fund's assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency exchange rates and exchange control regulations. Also, the Fund may incur costs in connection with conversions between various currencies. Currency exchange rates may fluctuate significantly over short periods of time causing the Fund's NAV (Net Asset Value) to fluctuate. Currency exchange rates are generally determined by the forces of supply and demand in the foreign exchange markets, actual or anticipated changes in interest rates, and other complex factors. Currency exchange rates also can be affected by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments. The Fund's exposure to foreign currencies subjects the Fund to constantly changing exchange rates and the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of short positions, that the U.S. dollar will decline in value relative to the currency being sold forward. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and economic or political developments in the U.S. or abroad. As a result, the Fund's exposure to foreign currencies may reduce the returns of the Fund. Trading of foreign currencies also includes the risk of clearing and settling trades which, if prices are volatile, may be difficult.

Emerging Markets Risk. ~~Investments in emerging markets, which include Africa, Asia, the Middle East and Central and South America, are subject to the risk of abrupt and severe price declines. The economic and political structures of developing countries, in most cases, do not compare favorably with the U.S. and other developed countries in terms of wealth and stability, and financial markets in developing countries are not as liquid as markets in developed countries. The economies in emerging market countries are less developed and can be overly reliant on particular industries and more vulnerable to the ebb and flow of international trade, trade barriers, and other protectionist measures. Certain countries may have legacies or periodic episodes of hyperinflation and currency devaluations or instability and upheaval that could cause their governments to act in a detrimental or hostile manner toward private enterprise or foreign investment. Significant risks of war and terrorism currently affect some emerging market countries.~~

Loan Participation Risk. A loan participation agreement involves the purchase of a share of a loan made by a bank to a company in return for a corresponding share of borrower's principal and interest payments. The principal credit risk associated with acquiring loan participation interests is the credit risk associated with the underlying corporate borrower. There is also a risk that there may not be a readily available market for loan participation interests and, in some cases, this could result in the Fund disposing of such securities at a substantial discount from face value or holding such securities until maturity.

Convertible Securities. The Fund may buy securities convertible into common stock if, for example, the Sub-Adviser believes that a company's convertible securities are undervalued in the market. Convertible securities eligible for purchase by the Fund include convertible bonds, convertible preferred stocks, and warrants. A warrant is an instrument issued by a corporation that gives the holder the right to subscribe to a specific amount of the corporation's capital stock at a set price for a specified period of time. Warrants do not represent ownership of the underlying securities, but only the right to buy the securities. The prices of warrants do not necessarily move parallel to the prices of underlying securities. Warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them.

Exchange Traded Products. The Fund may invest in ETFs, exchange traded notes ("**ETNs**" and other exchange traded products ("**ETPs**").

Exchange Traded Funds. The shares of an ETF may be assembled in a block (typically 50,000 shares) known as a creation unit and redeemed in-kind for a portfolio of the underlying securities (based on the ETF's net asset value) together with a cash payment generally equal to accumulated dividends as of the date of redemption. Conversely, a creation unit may be purchased from the ETF by depositing a specified portfolio of the ETF's underlying securities, as well as a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit. The Fund's ability to redeem creation units may be limited by the 1940 Act, which provides that the ETFs will not be obligated to redeem shares held by the Fund in an amount exceeding one percent of their total outstanding securities during any period of less than 30 days.

There is a risk that the underlying ETFs in which the Fund invests may terminate due to extraordinary events that may cause any of the service providers to the ETFs, such as the trustee or sponsor, to close or otherwise fail to perform their obligations to the ETF. Also, because the ETFs in which the Fund intends to principally invest may be granted licenses by agreement to use the indices as a basis for determining their compositions and/or otherwise to use certain trade names, the ETFs may terminate if such license agreements are terminated. In addition, an ETF may terminate if its entire net asset value falls below a certain amount. Although the Advisers believe that, in the event of the termination of an underlying ETF, they will be able to invest instead in shares of an alternate ETF tracking the same market index or another market index with the same general market, there is no guarantee that shares of an alternate ETF would be available for investment at that time.

Fixed Income ETFs. There are risks associated with the potential investment of a Fund's assets in fixed income ETFs which may include credit risk, interest rate risk and maturity risk as described below:

- Credit Risk. Credit risk is the risk that the issuer or guarantor of a fixed income security or counterparty to a transaction involving one or more bonds in an ETF's portfolio will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations. If the issuer, guarantor, or counterparty fails to pay interest, an ETF's income may be reduced. If the issuer, guarantor, or counterparty fails to repay principal, the value of that security and of the particular ETF's shares may be reduced. ETFs may be subject to credit risk to the extent that they invest in fixed income securities which involve a promise by a third party to honor an obligation with respect to the fixed income security. Securities rated BBB by Standard & Poor's ("S&P") or Fitch Ratings, Ltd. ("Fitch") or Baa by

Moody's Investors Service, Inc. ("Moody's") are considered investment-grade securities, but are somewhat riskier than more highly-rated investment-grade obligations (those rated A or better) because they are regarded as having only an adequate capacity to pay principal and interest, are considered to lack outstanding investment characteristics, and may be speculative. Such investment-grade securities will be subject to higher credit risk and may be subject to greater fluctuations in value than higher-rated securities. Credit risk is particularly significant for investments in "junk bonds" or lower than investment-grade securities.

- Interest Rate Risk. The price of a bond or a fixed income security is dependent upon interest rates. Therefore, the share price and total return of an ETF, when investing a significant portion of its assets in bonds or fixed income securities, will vary in response to changes in interest rates. There is the possibility that the value of an ETF's investment in bonds or fixed income securities may fall because bonds or fixed income securities generally fall in value when interest rates rise. The longer the term of a bond or fixed income instrument, the more sensitive it will be to fluctuations in value from interest rate changes. Changes in interest rates may have a more pronounced effect if the ETF holds a significant portion of its assets in fixed income securities with long-term maturities.

  In the case of mortgage-backed securities, rising interest rates tend to extend the term to maturity of the securities, making them even more susceptible to interest rate changes. When interest rates drop, not only can the value of fixed income securities drop, but also the yield can drop, particularly where the yield is tied to changes in interest rates, such as adjustable mortgages. Also when interest rates drop, the holdings of mortgage-backed securities by an ETF can reduce returns if the owners of the underlying mortgages pay off their mortgages sooner than expected since the funds prepaid must be reinvested at lower prevailing interest rates. This is known as prepayment risk. When interest rates rise, the holdings of mortgage-backed securities by an ETF can reduce returns if the owners of the underlying mortgages pay off their mortgages later than anticipated. This is known as extension risk.

- Maturity Risk. Maturity risk is another factor that can affect the value of an ETF's fixed income holdings. Certain ETFs may not have a limitation policy regarding the length of maturity for their fixed income holdings. In general, fixed income obligations with longer maturities have higher yields and a greater sensitivity to changes in interest rates. Conversely, fixed income obligations with shorter maturities generally have lower yields but less sensitivity to changes in interest rates.

Exchange Traded Notes. The Fund may invest in ETNs. ETNs are a type of unsecured, unsubordinated debt security that have characteristics and risks similar to those of fixed-income securities and trade on a major exchange similar to shares of ETFs and gives exposure to underlying investments (typically market indices), which may themselves be equity or fixed income investments. However, this type of security differs from other types of bonds and notes because ETN returns are based upon the performance of a market index minus applicable fees, no period coupon payments are distributed, and no principal protections exist. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, changes in the issuer's credit rating and economic, legal, political or geographic events that affect the referenced investment. The Fund's decision to sell its ETN holdings also may be limited by the availability of a secondary market. If the Fund must sell some or all of its ETN holdings and the secondary market is weak, it may have to sell such holdings at a discount. If the Fund holds its investment in an ETN until maturity, the issuer will typically give the Fund a cash amount that would be equal to principal amount (subject to the day's index factor). ETNs are also subject to counterparty credit risk (which includes the risk that the issuer may fail). The timing and character of income and gains derived from ETNs is under consideration by the U.S. Treasury and Internal Revenue Service and may also be affected by future legislation.

Other Investment Companies. The Fund may invest in other investment companies. Under the 1940 Act, the Fund may not acquire shares of another investment company (ETFs or other investment companies) if, immediately after such acquisition, the Fund and its affiliated persons would hold more than 3% of the ETF's or investment company's total outstanding stock ("3% Limitation"). Accordingly, the Fund is subject to the 3% Limitation unless (i) the ETF or the Fund has received an order for exemptive relief from the 3% limitation from the Securities and Exchange Commission (the "SEC") that is applicable to the Fund (generally permitting the Fund and its affiliates to hold up to 25% of the ETF's total outstanding stock); and (ii) the ETF and the Fund enter into an agreement to comply with any conditions in such order (an "ETF Agreement"). Accordingly, the 25% limitation (or, in cases where the Fund has not entered into an ETF Agreement, the 3% limitation) may prevent the Fund from allocating its investments in the manner the Sub-Adviser considers optimal.

To the extent the 3% Limitation applies to certain ETFs, that limitation may prevent the Fund from allocating investments in the manner that the Sub-Adviser considers optimal, or cause the Sub-Adviser to select a similar index or sector-based mutual fund or other investment company ("Other Investment Companies"), or a similar basket of stocks (a group of securities related by index or sector that are pre-selected by, and made available through, certain brokers at a discounted brokerage rate) ("Stock Baskets") as an alternative. The Fund may also invest in Other Investment Companies or Stock Baskets when the Sub-Adviser believes they represent more attractive opportunities than similar ETFs. The Fund's investments in Other Investment Companies will be subject to the same 3% Limitation described above.

The 1940 Act also limits, subject to certain exceptions, including those found in Section 12(d)(1)(F) of the 1940 Act (described below), the percentage of the Fund's assets that can be represented by other investment company's shares to 5% of the Fund's assets for any one other investment company or 10% of the Fund's assets for all other investment companies combined.

Under the 1940 Act, to the extent that the Fund relies upon Section 12(d)(1)(F) in purchasing securities issued by another investment company, the Fund must either seek instructions from shareholders with regard to the voting of all proxies with respect to the Fund's investment in such securities (ETFs, Other Investment Companies and other investment companies) and vote such proxies only in accordance with the instructions, or vote the shares held by it in the same proportion as the vote of all other holders of the securities. In the event that there is a vote of ETF, Other Investment Companies or other investment company shares held by the Fund, the Fund intends to vote such shares in the same proportion as the vote of all other holders of such securities.

Money Market Instruments. The Fund may invest in money market instruments including U.S. government obligations or corporate debt obligations (including those subject to repurchase agreements), provided that they are eligible for purchase by the Fund. Money market instruments also may include Banker's Acceptances and Certificates of Deposit of domestic branches of U.S. banks, Commercial Paper, and Variable Amount Demand Master Notes ("Master Notes"). Banker's Acceptances are time drafts drawn on and "accepted" by a bank. When a bank "accepts" such a time draft, it assumes liability for its payment. When the Fund acquires a Banker's Acceptance, the bank that "accepted" the time draft is liable for payment of interest and principal when due. The Banker's Acceptance carries the full faith and credit of such bank. A Certificate of Deposit ("CD") is an unsecured, interest bearing debt obligation of a bank. Commercial Paper is an unsecured, short-term debt obligation of a bank, corporation, or other borrower. Maturities of Commercial Paper generally range from 2 to 270 days and are usually sold on a discounted basis rather than as an interest-bearing instrument. The Fund will invest in Commercial Paper only if it is rated in one of the top two rating categories by Moody's, S&P or Fitch, or if not rated, of equivalent quality in the Sub-Adviser's opinion. Commercial Paper may include Master Notes of the same quality. Master Notes are unsecured obligations that are redeemable upon demand of the holder and that permit the investment of fluctuating amounts at varying rates of interest. Master Notes are acquired by the Fund only through the Master Note program of the Fund's custodian bank, acting as administrator thereof. The Sub-Adviser will monitor, on a continuous basis, the earnings power, cash flow, and other liquidity ratios of the issuer of a Sub-Master Note held by the Fund.

U.S. Government Securities. The Fund may invest a portion of the portfolio in U.S. government securities, defined to be U.S. government obligations such as U.S. Treasury notes, U.S. Treasury bonds, and U.S. Treasury bills, obligations guaranteed by the U.S. government such as Government National Mortgage Association ("GNMA") as well as obligations of U.S. government authorities, agencies and instrumentalities such as Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), Federal Housing Administration ("FHA"), Federal Farm Credit Bank ("FFCB"), Federal Home Loan Bank ("FHLB"), Student Loan Marketing Association ("SLMA"), and the Tennessee Valley Authority. U.S. government securities may be acquired subject to repurchase agreements. While obligations of some U.S. government sponsored entities are supported by the full faith and credit of the U.S. government (e.g., GNMA), several are supported by the right of the issuer to borrow from the U.S. government (e.g., FNMA, FHLMC), and still others are supported only by the credit of the issuer itself (e.g., SLMA, FFCB). No assurance can be given that the U.S. government will provide financial support to U.S. government agencies or instrumentalities in the future, other than as set forth above, since it is not obligated to do so by law. The guarantee of the U.S. government does not extend to the yield or value of the Fund's shares.

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a type of loan that is a short term investment in which the purchaser acquires ownership of a U.S. government security and the seller agrees to repurchase the security at a future time at a set price, thereby determining the yield during the purchaser's holding period. In an effort to minimize risk, before entering into repurchase agreements, the Sub-Adviser will evaluate the financial status of the proposed counterparty by reviewing such proposed counterparty's financial information (e.g., publicly available financial statements), and the Fund will generally only enter into repurchase agreements with counterparties that are established financial

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institutions. Any repurchase transaction in which the Fund engages will require full collateralization of the seller's obligation during the entire term of the repurchase agreement. In the event of a bankruptcy or other default of the seller, the Fund could experience both delays in liquidating the underlying security and losses in value. There is no limit on the number of repurchase agreements into which the Fund may enter.

Reverse Repurchase Agreements. The Fund may invest in reverse repurchase agreements, which are repurchase agreements in which the Fund is the seller (rather than the buyer) of the securities, and agrees to repurchase them at an agreed-upon time and price. A reverse repurchase agreement may be viewed as a type of borrowing by the Fund. Reverse repurchase agreements are subject to credit risks. In addition, reverse repurchase agreements create leverage risks because the Fund must repurchase the underlying security at a higher price, regardless of the market value of the security at the time of repurchase. In addition to taxable reverse repurchase agreements, the Fund also may invest in municipal reverse repurchase agreements.

Forward Commitment & When-Issued Securities. The Fund may purchase securities on a when-issued basis or for settlement at a future date if the Fund holds sufficient assets to meet the purchase price. In such purchase transactions, the Fund may not accrue interest on the purchased security until the actual settlement. Similarly, if a security is sold for a forward date, the Fund will accrue the interest until the settlement of the sale. When-issued security purchases and forward commitments have a higher degree of risk of price movement before settlement due to the extended time period between the execution and settlement of the purchase or sale. As a result, the exposure to the counterparty of the purchase or sale is increased. Although the Fund would generally purchase securities on a forward commitment or when-issued basis with the intention of taking delivery, the Fund may sell such a security prior to the settlement date if the Sub-Adviser felt such action was appropriate. In such a case, the Fund could incur a short-term gain or loss.

Lending of Portfolio Securities. In order to generate additional income, the Fund may lend portfolio securities in an amount up to 33% of the Fund's assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities that the Sub-Adviser has determined are creditworthy under guidelines established by the Trustees. In determining whether the Fund will lend securities, the Sub-Adviser will consider all relevant facts and circumstances. The Fund may not lend securities to any company affiliated with the Advisers. Each loan of securities will be collateralized by cash, securities or letters of credit. The Fund might experience a loss if the borrower defaults on the loan.

The borrower at all times during the loan must maintain cash or cash equivalent collateral with the Fund, or provide to the Fund an irrevocable letter of credit equal in value to at least 100% of the value of the securities loaned. While the loan is outstanding, the borrower will pay the Fund any interest paid on the loaned securities, and the Sub-Adviser may invest the cash collateral to earn additional income for the Fund. Alternatively, the Fund may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. It is anticipated that the Fund may share with the borrower some of the income received on the collateral for the loan or the Fund will be paid a premium for the loan. Loans are subject to termination at the option of the Fund or the borrower at any time. The Fund shall retain all voting rights with respect to the loaned securities, and the Fund will call securities subject to a securities loan to vote proxies in the event a material matter comes up for vote, pursuant to the Fund's fiduciary obligations. The Fund may pay reasonable administrative and custodial fees in connection with a loan, and may pay a negotiated portion of the income earned on the cash to the borrower or placing broker. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.

Illiquid Investments. The Fund may invest up to 15% of the value of its net assets in securities that are illiquid securities, provided such investments are consistent with the Fund's investment objectives. Illiquid securities are securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, certain options traded in the over-the-counter market and securities used to cover such options. Investment in illiquid securities subjects the Fund to the risk that it will not be able to sell such securities when it is opportune to do so.

INVESTMENT RESTRICTIONS

Fundamental Restrictions. The Fund has adopted the following "fundamental restrictions," which cannot be changed without approval by holders of a majority of the outstanding voting shares of the Fund. A "majority" for this purpose means the lesser of (i) 67% of the Fund's outstanding shares represented in person or by proxy at a meeting at which more than 50% of its outstanding shares are represented, or (ii) more than 50% of its outstanding shares.

FUNDAMENTAL RESTRICTIONS. As a matter of fundamental policy, the Fund may not:

(1)   Issue senior securities, except as permitted by Section 18(f)(1) of the 1940 Act;

(2)   Borrow money, except to the extent permitted under Section 18(f)(1) the 1940 Act (including, but not limited to, reverse repurchase agreements and borrowing to meet redemptions). For purposes of this investment restriction, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing.

(3)   Pledge, mortgage or hypothecate its assets, except, with up to one third of its assets, as necessary to secure permitted borrowings and to the extent related to the deposit of assets in escrow in connection with writing covered put and call options and the purchase of securities on a when-issued or forward commitment basis and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices;

(4)   Act as underwriter except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter under certain federal securities laws;

(5)   Make loans, provided that the Fund may lend its portfolio securities in an amount up to 33% of the Fund's total assets, and provided further that, for purposes of this restriction, investment in U.S. Government obligations, short-term commercial paper, certificates of deposit, bankers' acceptances, corporate loans and repurchase agreements shall not be deemed to be the making of a loan;

(6)   Purchase or sell real estate or interests in real estate directly; provided, however, that the Fund may purchase and sell securities that are secured by real estate and securities of companies that invest or deal in real estate (including, without limitation, investments in REITs and mortgage-backed securities);

(7)   Purchase or sell commodities, except that the Fund may purchase and sell options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices and may purchase interests in equity securities issued by companies (including, without limitation, investment companies) that hold or invest in one or more commodities as their sole or principal business activity; or

(8)   With respect to 75% of its total assets, the Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the United States Government, its agencies, or instrumentalities. Additionally, the Fund will limit the aggregate value of holdings of a single industry or group of industries to a maximum of 25% of the Fund's total assets. For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) and investments in other registered investment companies are not considered to be issued by members of any industry; provided, however, that if the Fund invests in investment companies that concentrate their investments in a particular industry in a manner reasonably ascertainable by the Fund, the Fund will consider such investment to be issued by a member of the industry in which the other investment company invests.

Non-Fundamental Restrictions. The following investment limitations are not fundamental and may be changed without shareholder approval. As a matter of non-fundamental policy, the Fund may not:

(1)   Purchase securities on margin; provided, however, that the Fund may obtain such short-term credits as may be necessary for the clearance of transactions, may make short sales to the extent permitted by the 1940 Act and may enter into options, forward contracts, futures contracts or indices options on futures contracts or indices;

(2)   Make investments for the purpose of exercising control or management over a portfolio company;

(3)   Invest in securities of other registered investment companies, except as permitted under the 1940 Act;

(4)   Invest in interests in oil, gas or other mineral exploration or development programs, although the Fund may invest in the common stock of companies that invest in or sponsor such programs;

(5)   Purchase warrants if as a result the Fund would then have more than 5% of its total net assets (taken at the lower of cost or current value) invested in warrants; or

(6)   Invest more than 15% of its net assets in illiquid securities, which are investments that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the prices at which they are valued by the Fund.

The following descriptions of certain issues related to the above policies and restrictions may assist shareholders in understanding these policies and restrictions:

- With respect to the "fundamental" and "non-fundamental" investment restrictions above, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase); provided, however, that the percentage limitations on borrowing under the Fund's second fundamental investment restriction and illiquid securities under the Fund's sixth non-fundamental investment restriction apply at all times. If through a change in values, net assets, or other circumstances, the Fund is in a position where more than 15% of its net assets are invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.

- Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

- The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

Subject to the general supervision of the Trustees, the Adviser manages the operations of the Fund and oversees the Sub-Adviser's management of the Fund's portfolio. In addition, the Adviser makes decisions with respect to, and places orders for certain transactions in connection with is management of the Fund's cash flows. The Adviser provides these services in accordance with the terms of the Investment Advisory Agreement by and between the Adviser and the Fund (the "Advisory Agreement"), which is described in detail under "Management and Administration – Investment Adviser." Subject to the general supervision of the Trustees and the Adviser, the Sub-Adviser is responsible for, makes decisions with respect to, and places orders for all purchases and sales of portfolio securities for the Fund (other than the transactions for which the Adviser is responsible in connection with its cash flow management responsibility). The Sub-Adviser shall manage the Fund's portfolio in accordance with the terms of the Investment Sub-Advisory Agreement by and between the Sub-Adviser, the Adviser and the Fund (the "Sub-Advisory Agreement", and collectively with the Advisory Agreement, the "Advisory Agreements"), which is described in detail under "Management and Administration – Investment Sub-Adviser." The Advisers may serve as investment advisers for a number of client accounts, including the Fund. Investment decisions for the Fund will be made independently from those for any other series of the Trust, if any, and for any other investment companies and accounts advised or managed by the Advisers, if any.

Brokerage Selection. In selecting brokers to be used in portfolio transactions, the Advisers' general guiding principal is to obtain the best overall execution for each trade, which is a combination of price and execution. With respect to execution, the Advisers consider a number of judgmental factors, including, without limitation, the actual handling of the order, the ability of the broker to settle the trade promptly and accurately, the financial standing of the broker, the ability of the broker to position stock to facilitate execution, the Advisers' past experience with similar trades and other factors that may be unique to a particular order. Recognizing the value of these judgmental factors, the Advisers may select brokers who charge a brokerage commission that is higher than the lowest commission that might otherwise be available for any given trade. The Advisers may not give consideration to sales of shares of the Fund as a factor in selecting brokers to execute portfolio transactions. The Advisers may, however, place portfolio transactions with brokers that promote or sell the Fund's shares so long as such transactions are done in accordance with the policies and procedures established by the Trustees that are designed to ensure that the selection is based on the quality of the broker's execution and not on the broker's sales efforts.

Under Section 28(e) of the Securities Exchange Act of 1934 and the Advisory Agreements, the Advisers are authorized to pay a brokerage commission in excess of what another broker might have charged for effecting the same transaction, in recognition of the value of brokerage and/or research services provided by the broker. The research received by the Advisers may include, without limitation: information on the United States and other world economies; information on specific industries, groups of securities, individual companies, political and other relevant news developments affecting markets and specific securities; technical and quantitative information about markets; analysis of proxy proposals affecting specific companies; accounting and performance systems that allow the Advisers to determine and track investment results; and trading systems that allow the Advisers to interface electronically with brokerage firms, custodians and other providers. Research is received in the form of written reports, telephone contacts, personal meetings, research seminars, software programs and access to computer databases. In some instances, research products or services received by the Advisers may also be used by the Advisers for functions that are not research related (i.e., not related to the making of investment decisions). Where a research product or service has a mixed use, the Advisers will make a reasonable allocation according to its use and will pay for the non-research function in cash using its own funds.

The research and investment information services described above make available to the Advisers for their analysis and consideration the views and information of individuals and research staffs of other securities firms. These services may be useful to the Advisers in connection with advisory clients other than the Fund and not all such services may be useful to the Advisers in connection with the Fund. Although such information may be a useful supplement to the Advisers' own investment information in rendering services to the Fund, the value of such research and services is not expected to reduce materially the expenses of the Advisers in the performance of their services under the Advisory Agreements and will not reduce the management fees payable to the Advisers.

The Fund may invest in securities traded in the over-the-counter market. Transactions in the over-the-counter market are generally principal transactions with dealers and the costs of such transactions involve dealer spreads rather than brokerage commissions. The Fund, where possible, deals directly with the dealers who make a market in the securities involved except in those circumstances where better prices and/or execution are available elsewhere. When a transaction involves exchange listed securities, the Advisers consider the advisability of effecting the transaction with a broker which is not a member of the securities exchange on which the security to be purchased is listed or effecting the transaction in the institutional market.

Aggregated Trades. While investment decisions for the Fund are made independently of the Advisers' other client accounts, the Advisers' other client accounts may invest in the same securities as the Fund. To the extent permitted by law, the Advisers may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other accounts in executing transactions. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and another investment company or account, the transaction may be averaged as to price and available investments allocated as to amount in a manner that the Advisers believe to be equitable to the Fund and such other account. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund.

Portfolio Turnover. The annualized portfolio turnover rate for the Fund is calculated by dividing the lesser of purchases or sales of portfolio securities for the reporting period by the monthly average value of the portfolio securities owned during the reporting period. The calculation excludes all securities whose maturities or expiration dates at the time of acquisition are one year or less. Portfolio turnover of the Fund may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemption of shares and by requirements that enable the Fund to receive favorable tax treatment. Portfolio turnover will not be a limiting factor in making the Fund's decisions, and the Fund may engage in short-term trading to achieve its investment objectives.

PORTFOLIO HOLDINGS DISCLOSURE

The Board of Trustees of the Trust (the "Board") has adopted policies to govern the circumstances under which disclosure regarding securities held by the Fund, and disclosure of purchases and sales of such securities, may be made to shareholders of the Trust or other persons. These policies include the following:

- Public disclosure regarding the securities held by the Fund ("Portfolio Securities") is made available for the most recent month-end period and only after a 30 calendar day delay from the end of such month.

- Public disclosure regarding the Fund's Portfolio Securities is made quarterly through the Fund's Form N-Q and Semi-Annual and Annual Reports ("Official Reports").

- Information regarding Portfolio Securities, and other information regarding the investment activities of the Portfolios, may be disclosed to rating and ranking organizations for use in connection with their rating or ranking of the Trust or the Fund~~, but only if such disclosure has been publicly disclosed or approved in writing by the Chief Compliance Officer of the Trust (the "CCO"). The CCO will not approve arrangements prior to public disclosure unless persons receiving the information provide assurances that the information will not be used for inappropriate trading in the Fund's shares.~~ .

- The Trust's policy relating to disclosure of the Trust's holdings of Portfolio Securities does not prohibit: (i) disclosure of information to the Trust's investment adviser or sub-adviser or to other Trust service providers, including but not limited to the Trust's administrator, distributor, custodian, legal counsel and auditors as identified in the Prospectus and this SAI, financial printers such as Filepoint EDGAR Services or to the brokers and dealers through which the Trust purchases and sells Portfolio Securities; and (ii) disclosure of holdings of or transactions in Portfolio Securities by the Fund that are made on the same basis to all the Fund's shareholders. This information is disclosed to third parties under conditions of confidentiality that include a duty not to trade on non-public information. "Conditions of confidentiality" include (i) confidentiality clauses in written agreements, (ii) confidentiality implied by the nature of the relationship (e.g., attorney-client relationship), (iii) confidentiality required by fiduciary or regulatory principles (e.g., custody relationships), and (iv) understandings or expectations between the parties that the information will be kept confidential. Notwithstanding the foregoing, the Fund is subject to the risk that one or more third parties subject to conditions of confidentiality, particularly those third parties not bound by confidentiality clauses in written agreements, will front-run the Fund.

- The CCO is required to approve any arrangements other than disclosure to service providers under which information relating to Portfolio Securities held by the Fund, or purchased or sold by the Fund, are disclosed to a shareholder or other person before disclosure in the Official Reports. In making such a determination, the CCO may consider, among other things, the information to be disclosed, the timing of the disclosure, the intended use of the information, whether the arrangement is reasonably necessary to aid in conducting the ongoing business of the Fund, and whether the arrangement will adversely affect the Trust, the Fund or their shareholders. The CCO will not approve such arrangements unless persons receiving the information provide assurances that the information will not be used for inappropriate trading in the Fund's shares.

- The CCO shall inform the Board of any special portfolio holdings disclosure arrangements that are approved by the CCO, and the rationale supporting approval.

- No person (including the Adviser, the Sub-Adviser and the Trust (or any affiliated person, employee, officer, trustee or director of the Adviser, the Sub-Adviser or the Trust)), for themselves or on behalf of the Fund, may receive any direct or indirect compensation or other consideration in exchange for the disclosure of information relating to Portfolio Securities held, purchased or sold by the Fund.

DESCRIPTION OF THE TRUST

The Trust, which is a statutory trust organized under Delaware law on July 19, 2011, is an open-end management investment company. The Trust's Declaration of Trust ("Trust Instrument") authorizes the Trustees to divide shares into series, each series relating to a separate portfolio of investments, and to classify and reclassify any unissued shares into one or more classes of shares of each such series. In addition to the Fund, the Trust currently offers other series of shares described in one or more other Statements of Additional Information (collectively, with the Fund, the "Funds"). The number of shares in the Trust shall be unlimited. The Trustees may classify and reclassify the shares of the Funds into additional classes of shares at a future date. When issued for payment as described in the Prospectus and this SAI, shares of the Funds will be fully paid and non-assessable and shall have no preemptive or conversion rights.

In the event of a liquidation or dissolution of the Trust or an individual series, such as a Fund, shareholders of a particular series would be entitled to receive the assets available for distribution belonging to such series. Shareholders of a series are entitled to participate equally in the net distributable assets of the particular series involved on liquidation, based on the number of shares of the series that are held by each shareholder. If there are any assets, income, earnings, proceeds, funds or payments that are not readily identifiable as belonging to any particular series, the Trustees shall allocate them among any one or more of the series as they, in their sole discretion, deem fair and equitable.

Shareholders are entitled to one vote for each full share and a fractional vote for each fractional share held. Shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees, and in this event, the holders of the remaining shares voting will not be able to elect any Trustees. Rights of shareholders cannot be modified by less than a majority vote.

The Trustees will hold office indefinitely, except that: (1) any Trustee may resign or retire and (2) any Trustee may be removed: (a) any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal; (b) at any meeting of shareholders of the Trust by a vote of two-thirds of the outstanding shares of the Trust; or (c) by a written declaration signed by shareholders holding not less than two-thirds of the outstanding shares of the Trust. In case a vacancy or an anticipated vacancy on the Board shall for any reason exist, the vacancy shall be filled by the affirmative vote of a majority of the remaining Trustees, subject to certain restrictions under the 1940 Act.

The Trust Instrument provides that the Trustees will not be liable in any event in connection with the affairs of the Trust, except as such liability may arise from a Trustee's bad faith, willful misfeasance, gross negligence, or reckless disregard of duties. It also provides that all third parties shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, the Trust Instrument provides that a Trustee or officer is entitled to be indemnified against all liability in connection with the affairs of the Trust.

The Trust will not hold an annual shareholders' meeting unless required by law. There will normally be no annual meeting of shareholders in any year in which the election of Trustees by shareholders is not required by the 1940 Act. As set forth in the Trust's By-Laws, shareholders of the Trust have the right, under certain conditions, to call a special meeting of shareholders, including a meeting to consider removing a Trustee.

BOARD OF TRUSTEES, OFFICERS AND PRINCIPAL SHAREHOLDERS

The Trustees are responsible for the management and supervision of the Fund. The Trustees approve all significant agreements between the Trust, on behalf of the Fund, and those companies that furnish services to the Fund; review performance of the Fund; and oversee activities of the Fund. This section of the SAI provides information about the persons who serve as Trustees and Officers to the Trust and Fund, respectively, as well as the entities that provide services to the Fund.

Trustees and Officers. Following are the Trustees and Officers of the Trust, their age and address, their present position with the Trust, and their principal occupation during the past five years. Those Trustees who are "interested persons" (as defined in the 1940 Act), by virtue of their affiliation with either the Trust or the Adviser, are indicated in the table. The address of each Trustee and officer, unless otherwise indicated, is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Name, Address and Age	Position(s) Held with Trust	Length of Service	Principal Occupation(s) During Past 5 Years	Number of Funds Overseen	Other Directorships During Past 5 Years
Independent Trustees					
William Perkins Crawford, Jr. Year of Birth: 1962	Trustee	Since May 2014	SVP/General Counsel of Pacolet Milliken Enterprises, Inc. (a private investment company) (2013-present); Senior Counsel of TD Bank (2010-2012); Chief Legal and Risk Officer, The South Financial Group (bank holding company)(2002-2010).	Five	None
Ann O'Connell Year of Birth: 1953	Trustee	Since Inception	Consultant with CapTrust, an independent, fee-based investment advisory firm (2012-present); Partner, Newport Board Group, a professional management consulting firm (2012); Actuary and Principal, Global Human Resources Services Leadership Team, PriceWaterhouseCoopers LLP (2002-2011).	Five	None
Joseph M. O'Donnell Year of Birth: 1946	Trustee	Since Inception	President and CEO, Inmar Inc., a logistics and supply chain software and services company (2008-2009); Chairman and CEO, Artesyn Technologies, Inc., a designer and manufacturer of electronic subsystems (1994-2006).	Five	Comverge, Inc.; Comverse, Inc.; ModusLink Global Solutions
Jan R. Williams Year of Birth: 1941	Trustee	Since	Dean and Professor Emeritus, College of Business Administration, University of Tennessee	Five	None

Name, Address and Age	Position(s) Held with Trust	Length of Service	Principal Occupation(s) During Past 5 Years	Number of Funds Overseen	Other Directorships During Past 5 Years
		Inception	(2001-2013).		
Officers					
Michael R. West Year of Birth: 1966	President and Secretary	Since April 2014	Chief Executive Officer, BPV Capital Management, LLC (Since 2009). Mr. West has also been the Managing Partner of Northshore Management Company, LLC, an investment firm focused in private company investments, since 2003.	N/A	N/A
Leslie Beale Year of Birth: 1978	Chief Compliance Officer	Since September 2014	Chief Compliance Officer and General Counsel of the Adviser (Since 2012). Previously, Ms. Beale was a Member of The Beale Firm, PLLC (2010-2012), was an attorney at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (2007-2010) and was a Senior Attorney for Ruby Tuesday, Inc. (2003-2007).	N/A	N/A
Theresa Bridge Year of Birth: 1969	Treasurer (Principal Financial Officer)	Since September 2014	Vice President and Mutual Fund Controller, Ultimus Fund Solutions, LLC (since 2000).	N/A	N/A

Board Structure. The Trust's Board includes four independent Trustees. Ms. O'Connell serves as the Board's Chair. Each independent Trustee is permitted to be involved in each committee of the Board (each a "Committee") as well as each Board function.

With respect to risk oversight, the Board holds four regular meetings each year to consider and address matters involving the Trust and its Funds. During these meetings, the Board receives reports from the Funds' administrator, transfer agent and distributor, and Trust management, including the Trust's President, Michael R. West, and the Trust's Chief Compliance Officer, Leslie Beale, on regular quarterly items and, where appropriate and as needed, on specific issues. As part of its oversight function, the Board also may hold special meetings or communicate directly with the Trust's officers to address matters arising between regular meetings. The Board has established a committee structure that includes an Audit Committee, Nominating Committee and a Proxy Voting Committee (discussed in more detail below). Each Committee is comprised entirely of independent Trustees.

Qualification of Trustees. The Board has considered each Trustee's experience, qualifications, attributes and skills in light of the Board's function and the Trust's business and structure, and has determined that each Trustee possesses experience, qualifications, attributes and skills that enable the Trustee to be an effective member of the Board. In this regard, the Board has considered the following specific experience, qualifications, attributes and/or skills for each Trustee:

William Perkins Crawford, Jr.	Mr. Crawford has spent his career as a corporate attorney, first in private practice and most recently with financial institutions and a private investment company.
Ann O'Connell	Ms. O'Connell spent her career as a human resources consultant, most recently with PricewaterhouseCoopers LLP. Prior to her retirement in June 2011, Ms. O'Connell was Principal of PwC's Global Human Resources Services Leadership Team.
Joseph M. O'Donnell	Mr. O'Donnell has held numerous executive positions in software, electronics and manufacturing companies. Mr. O'Donnell also currently serves on the Board of Directors of three public companies, and has in the past served as a director of seven other public companies.
Jan R. Williams	Mr. Williams has over 40 years' experience in the accounting field, as an accountant, consultant and professor of accounting. Mr. Williams served as Dean of the College of Business Administration and Professor of Accounting at the University of Tennessee from

	2001 to 2013, and is currently Dean and Professor Emeritus.	

The Board has determined that each of the Trustees' careers and background, combined with their interpersonal skills and general understanding of financial and other matters, enable the Trustees to effectively participate in and contribute to the Board's functions and oversight of the Trust. References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.

Trustee Standing Committees. The Trustees have established the following standing committees:

Audit Committee: All of the Independent Trustees are members of the Audit Committee. The Audit Committee oversees the Funds' accounting and financial reporting policies and practices, reviews the results of the annual audits of the Funds' financial statements, and interacts with the Funds' independent auditors on behalf of all the Trustees. The Audit Committee also serves as the Trust's qualified legal compliance committee. The Audit Committee operates pursuant to an Audit Committee Charter and meets periodically as necessary; the Audit Committee met twice during the fiscal year ended March 31, 2015.

Nominating Committee: All of the Independent Trustees are members of the Nominating Committee. The Nominating Committee nominates, selects and appoints independent trustees to fill vacancies on the Board and to stand for election at a meeting of the shareholders of the Trust. The Nominating Committee generally will not consider nominees recommended by shareholders of the Trust. The Nominating Committee meets only as necessary and met once during the fiscal year ended March 31, 2015.

Proxy Voting Committee: All of the Independent Trustees are members of the Proxy Voting Committee. The Proxy Voting Committee will determine how a Fund should cast its vote, if called upon by the Board, the Adviser or the Sub-Adviser, when a matter with respect to which the Fund is entitled to vote presents a recognized conflict between the interests of the Fund's shareholders, on the one hand, and those of the Fund's Adviser, Sub-Adviser, principal underwriter or an affiliated person of the Fund, its investment adviser, or principal underwriter, on the other hand. The Proxy Voting Committee will also review the Trust's Proxy Voting Policy and recommend any changes to the Board as it deems necessary or advisable. The Proxy Voting Committee meets only as necessary and did not meet during the fiscal year ended March 31, 2015.

Beneficial Equity Ownership Information. Because the Fund is newly organized, none of the Trustees own an interest in the Fund as of the date of the SAI. The table below shows for each Trustee, the aggregate value of all investments in equity securities of the fund complex, as of a valuation date of December 31, 2014 and stated as one of the following ranges: A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee*	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Trustee in Family of Investment Companies
William Perkins Crawford, Jr.	A	D
Ann O'Connell	A	C
Joseph M. O'Donnell	A	C
Jan R. Williams	A	C

Compensation. Officers of the Trust and Trustees who are "interested persons" of the Trust or the Adviser will receive no salary or fees from the Trust. Each Trustee who is not an "interested person" receives a fee of $6,000 each year plus $1,500 per Fund per meeting attended in person and $500 per Fund per meeting attended by telephone. The Trust reimburses each Trustee and officer for his or her travel and other expenses relating to attendance at such meetings. The following table shows the compensation received by each Trustee for his or her service as a Trustee during the fiscal year ended March 31, 2015.

Name of Trustee*	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Trustees
Independent Trustees				
William Perkins Crawford, Jr.	$23,750	None	None	$23,750
Ann O'Connell	$30,500	None	None	$30,500
Joseph M. O'Donnell	$30,500	None	None	$30,500
Jan R. Williams	$28,500	None	None	$28,500

* Each of the Trustees serves as a Trustee to all Funds of the Trust.

Control Persons and Principal Holders of Voting Securities. As of 30 days prior to the date of this SAI, the Fund had no Shares outstanding.

MANAGEMENT AND ADMINISTRATION

Investment Adviser. BPV Capital Management, LLC, a Delaware limited liability company, is the investment adviser to the Fund. The Adviser is controlled by Northshore Management Company, LLC, an investment firm focused in private company investments.

The Adviser supervises the Fund's investments pursuant to an investment advisory agreement with the Trust. The Advisory Agreement is effective for an initial two-year period and will be renewed thereafter only so long as such renewal and continuance is specifically approved at least annually by the Trustees or by vote of a majority of the Fund's outstanding voting securities, provided the continuance is also approved by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party.

The Adviser manages the operations of the Fund and oversees the Sub-Adviser's management of the Fund's investments in accordance with the stated policies of the Fund, subject to the approval of the Trustees. In addition, the Adviser manages the Fund's flows of cash into and out of the Fund.

Under the Advisory Agreement, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services; or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its duties; or from its reckless disregard of its duties and obligations under the Advisory Agreement.

With respect to the Fund, the Adviser will receive a monthly management fee equal to an annual rate of 0.94% of the Fund's net assets. In addition, the Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, 12b-1 fees (if any), Acquired Fund Fees and Expenses and extraordinary expenses) to not more than 1.24% of the average daily net assets of the Fund through August 1, 2016. As a result, the Fund's "Total Annual Fund Operating Expenses" (excluding interest, taxes, brokerage fees and commissions, 12b-1 fees (if any), Acquired Fund Fees and Expenses, and extraordinary expenses) will be limited to 1.24%, as indicated in the Fund's Prospectus. It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Adviser and the Board. Any waiver or fee reduction under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reduction occurred, if the Fund is able to make the payment without exceeding the expense limitation.

In addition to the management fees described above, the Adviser may also receive certain benefits from its management of the Fund in the form of brokerage or research services received from brokers under arrangements under Section 28(e) of the 1934 Act and the terms of the Advisory Agreement. For a description of these potential benefits, see the description under "Portfolio Transactions And Brokerage Allocation -- Brokerage Selection."

Investment Sub-Adviser. Altrius Capital Management, Inc. serves as investment sub-adviser to the Fund. Information about the Sub-Adviser and its duties and compensation as sub-adviser is contained in the Prospectus. The Sub-Adviser is controlled by Mr. James Russo due to the amount of his equity ownership in the Sub-Adviser.

As described above, the Sub-Adviser manages the Fund's investments pursuant to the Fund's Sub-Advisory Agreement. The Fund's Sub-Advisory Agreement is initially effective for a two-year period and thereafter will be subject to renewals for periods of one year only so long as such renewal and continuance is specifically approved at least annually by the Trustees, including a majority of the Independent Trustees or by vote of a majority of the Fund's outstanding voting securities. The Sub-Advisory Agreement is terminable without penalty on 30 days' notice by the Trustees or by vote of a majority of the outstanding voting securities of the Fund. The Sub-Advisory Agreement provides that it will terminate automatically in the event of its assignment.

Under the Sub-Advisory Agreement, the Sub-Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of the Sub-Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services; or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Sub-Adviser in the performance of its duties; or from its reckless disregard of its duties and obligations under the Sub-Advisory Agreement.

Under the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a monthly fee that varies depending on the size of the Fund. The Sub-Adviser receives an annualized fee equal to 0.35% for the first $25 million of average daily net asset value of the Fund, 0.30% on the next $225 million, 0.20% on the next $250 million, and 0.17% on all amounts in excess of $500 million.

A discussion regarding the Board of Trustees' basis for approving the Advisory and Sub-Advisory Agreement for the Fund, each of which has an initial term of two years, will be available in the Fund's semiannual shareholder report for the period ended September 30, 2015.

Portfolio Managers. The Portfolio Manager, James Russo, is responsible for the day to day management of the Fund. James Russo has been Chief Investment Strategist and Portfolio Manager at the Sub-Adviser since the firm was founded in 1997.

Ownership of Fund Shares. The Portfolio Manager does not own any Shares of the Fund as of the date of this SAI because the Fund had not yet commenced operations.

Other Accounts. In addition to the Fund, the Portfolio Manager is responsible for the day-to-day management of certain other accounts. The table below shows the number of, and total assets in, such other accounts as of ————,May 26, 2015.

Name	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts	
	Number of Accounts	Total Assets $mm	Number of Accounts	Total Assets $mm	Number of Accounts	Total Assets $mm
James Russo	—0	$——0	—0	$——0	—288	$——201.91
Accounts where advisory fee is based upon account performance	—0	$——0	—0	$——0	—0	$——0

Conflicts of Interests. The Portfolio Manager's management of "other accounts" may give rise to potential conflicts of interest in connection with his management of the Fund's investments, on the one hand, and the investments of the other accounts, on the other. The other accounts are separately managed accounts (collectively, the "Other Accounts"). Set forth below is a description of material conflicts of interest that may arise in connection with any portfolio manager who manages multiple funds and/or other accounts:

- The management of multiple funds and/or other accounts may result in a portfolio manager devoting varying periods of time and attention to the management of each fund and/or other account. As a result, a portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as might be the case if he or she were to devote substantially more attention to the management of a single fund.

- If a portfolio manager identifies an investment opportunity that may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts.

- At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds or other accounts for which he or she exercises investment responsibility, or may decide that certain of the funds or other accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or other accounts, which may affect the market price of the security or the execution of the transaction, or both, to the detriment of one or more other funds or accounts.

- With respect to securities transactions for the Fund, the Advisers determine which broker to use to execute each order, consistent with its duty to seek best execution of the transaction. However, with respect to certain other accounts (such as other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), the Adviser or the Sub-Adviser may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, the respective Adviser or Sub-Adviser or their affiliates may place separate, non-simultaneous, transactions for a fund and another account that may temporarily affect the market price of the security or the execution of the transaction, or both, to the detriment of the fund or the other account.

- The appearance of a conflict of interest may arise where the respective Adviser or Sub-Adviser has an incentive, such as a performance based management fee or other differing fee structure, that relates to the management of one fund or other account but not all funds and accounts with respect to which a portfolio manager has day-to-day management responsibilities.

In addition, with respect to the Sub-Adviser, the Portfolio Manager may have a conflict of interest in allocating management time, resources, and investment opportunities among the Fund and other accounts advised by the Portfolio Manager. Differences between accounts may lead to additional conflicts. Accounts may differ in terms of fee structure (fixed versus performance-based), size (and, hence, absolute fee), restrictions or investment strategy.

The Sub-Adviser has policies and procedures in place to mitigate potential conflicts of interest. Investment opportunities and aggregated trades are both subject to policies requiring fair treatment across accounts, without regard to account size or fee type. All material conflicts are disclosed in the Sub-Adviser's Form ADV.

Compensation. Mr. Russo is compensated by the Sub-Adviser, of which he is the sole owner and is thus entitled to profits related to his ownership. Since profits are expected to increase as assets increase, Mr. Russo is expected to receive increased profits as an owner of the Adviser as assets of the Fund increases.

Administrator, Fund Accountant and Transfer Agent. Pursuant to a Mutual Fund Services Agreement, Ultimus Fund Solutions, LLC ("Ultimus" or "Transfer Agent"), with principal offices at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, serves as the administrator, fund accountant and transfer agent for all of the Funds of the Trust.

Pursuant to the Mutual Fund Services Agreement, Ultimus acts as the Funds' administrator and accounting agent and performs the following services: assists the Funds in monitoring compliance with investment restrictions, diversification requirements and tax matters; assists in the preparation and filing of required SEC filings for the Funds; assists the Funds with quarterly Board of Trustees meetings, insurance matters and fidelity bond; prepares annual and semi-annual financial statements for the Funds; provides assistance with audits of the Funds; monitors expense accruals; reports performance and related information to the Funds and outside agencies; assists the Funds to maintain blue sky registrations; performs distribution calculations; prepares tax returns; maintains accounts for the Funds; computes net asset value of the Funds; transmits to NASDAQ the Funds' daily value and price; maintains and keeps current all books and records of the Funds as required by Section 31 of the 1940 Act and the rules thereafter in connection with Ultimus' duties; reconciles cash and investment balances; provides the Funds with values, net asset values and other statistical data; and computes net income, net income rates and capital gains and losses for the Funds; and oversees the Trust's code of ethics reporting.

As Transfer Agent, Ultimus performs the following services in connection with each Fund's shareholders: maintains records for shareholders of record; processes shareholder purchase and redemption orders; processes dividend payments and reinvestments; and assists in the mailing of shareholder reports and proxy solicitation materials.

Ultimus receives an asset-based fee from the Funds for its services as Administrator, Fund Accountant and Transfer Agent, and is reimbursed for certain expenses assumed pursuant to the Mutual Fund Services Agreement. The Fund has not paid any amounts to Ultimus as of the date of this SAI.

Distributor. Ultimus Fund Distributors, LLC (the "Distributor"), with principal offices at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, acts as the distributor, or principal underwriter, of the Funds' shares pursuant to a Distribution Agreement with the Trust. The Distributor may sell shares of the Funds directly or to or through qualified securities dealers or other approved entities, including, without limitation, sub-distributors, fund supermarkets, wholesalers and other marketing and distribution outlets. The Distributor is obligated to sell shares of the Funds on a best efforts basis only against purchase orders for the shares. Shares of the Funds are offered to the public on a continuous basis. The Distributor is a broker-dealer registered with the SEC and a member in good standing of the Financial Industry Regulatory Authority and maintains, at its own expense, its qualification as a broker-dealer under all applicable federal or state laws in those states that the Funds shall from time to time offer shares for sale, in order that state registrations may be maintained for the Funds. The Distribution Agreement may be terminated by either party upon 60 days' prior written notice to the other party. Under the Distribution Agreement, the Distributor is paid by the Trust for its services.

Ms. Bridge, who is the Treasurer of the Funds, is employed by Ultimus, which is an affiliate of the Distributor.

The Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 of the 1940 Act for its Class A and Class C Shares (see "Shareholder Information – Distribution of Shares" in the Prospectus and "Purchases, Redemptions and Special Shareholder Services – Additional Information" below). As required by Rule 12b-1, the Plan (together with the Distribution Agreement) was approved by the Trustees and separately by a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or the Distribution Agreement. The Plan provides that the Trust's Treasurer shall provide to the Trustees, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes of such expenditures. The continuation of the Plan must be considered by the Trustees annually.

Potential benefits of the Plan to the Fund include improved shareholder services and savings to the Fund in certain operating expenses. It is anticipated that the Plan will benefit shareholders because an effective sales program typically is necessary in order for the Fund to reach and maintain a sufficient size to achieve efficiently its investment objective and to realize economies of scale.

Under the Plan, the Fund may use 12b-1 fees to compensate broker-dealers for sales of the Fund's Class A Shares and the Class C Shares, or for other expenses associated with distributing the share class. The Fund may expend up to 0.25% of the Class A Shares' average daily net assets, and 1.00% of the Class C Shares' average daily net assets, annually to pay for any activity primarily intended to result in the sale of these share classes and the servicing of shareholder accounts, provided that the Trustees have approved the category of expenses for which payment is being made.

Custodian. Union Bank, N.A. (the "Custodian") serves as custodian for the Fund's assets. The Custodian acts as the depository for the Fund, safe-keeps portfolio securities, collects all income and other payments with respect to portfolio securities, disburses monies at the Fund's request and maintains records in connection with its duties as Custodian. For its services as Custodian, the Custodian is entitled to receive an annual fee based on the average net assets of the Fund held by the Custodian plus additional out of pocket and transaction expenses incurred by the Fund.

Independent Registered Public Accounting Firm. The Trustees have selected the firm of Cohen Fund Audit Services, Ltd., with principal offices at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115, to serve as independent registered public accountants for the Funds for the current fiscal year and to audit the annual financial statements of the Funds, review and sign each Fund's federal, state and excise tax returns, and consult with the Funds on matters of accounting and federal and state income taxation.

Independent registered public accountants will audit the financial statements of the Funds at least once each year. Shareholders will receive annual audited and semi-annual (unaudited) reports when published and written confirmation of all transactions in their account. After the end of the Fund's first fiscal year, a copy of the most recent Annual Report will accompany the SAI whenever a shareholder or a prospective investor requests it.

Legal Counsel. Kilpatrick Townsend & Stockton LLP, 1100 Peachtree Street, Suite 2800, Atlanta, Georgia 30309, serves as legal counsel to the Trust and the Fund.

CODE OF ETHICS

The Trust, the Adviser, the Sub-Adviser and the Distributor each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, the Adviser, the Sub-Adviser and the Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code). The code permits employees and officers of the Trust, the Adviser, the Sub-Adviser and the Distributor to invest in securities, subject to certain restrictions and pre-approval requirements. In addition, the code requires that portfolio managers and other investment personnel of the Sub-Adviser report their personal securities transactions and holdings, which are reviewed for compliance with the code of ethics.

PROXY VOTING POLICIES

The Trust has adopted a proxy voting and disclosure policy that delegates to each Fund's Sub-Adviser the authority to vote proxies for the Fund, subject to oversight of the Trustees. Copies of the Trust's Proxy Voting and Disclosure Policy and the Sub-Adviser's Proxy Voting Policy and Procedures are included as Appendix A to this SAI.

Each year the Trust is required to file Form N-PX stating how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, within 60 days after the end of such period. Information regarding how the Funds voted proxies as set forth in its most recent filing of Form N-PX will be available (1) without charge, upon request, by calling the Funds at 855-784-2399; and (2) on the SEC's website at http://www.sec.gov.

PURCHASES, REDEMPTIONS AND SPECIAL SHAREHOLDER SERVICES

Purchases. Reference is made to "Purchasing Shares" in the Prospectus for more information concerning how to purchase shares. Specifically, potential investors should refer to the Prospectus for information regarding purchasing shares by mail or bank wire, and for information regarding telephone orders. The Prospectus also describes the Fund's automatic investment plan and certain rights reserved by the Fund with respect to orders for Fund shares. The following information supplements the information regarding share purchases in the Prospectus:

Pricing of Orders. Shares of the Fund will be offered and sold on a continuous basis. The purchase price of shares of the Fund is based on the net asset value next determined after the order is received, subject to the order being accepted by the Fund in good form. Net asset value is normally determined at 4:00 p.m. Eastern time, as described under "Net Asset Value" below.

Regular Accounts. The regular account allows for voluntary investments to be made at any time. Available to individuals, custodians, corporations, trusts, estates, corporate retirement plans, and others, investors are free to make additions and withdrawals to or from their account as often as they wish. When an investor makes an initial investment in the Fund, a shareholder account is opened in accordance with the investor's registration instructions. Each time there is a transaction in a shareholder account, such as a subsequent investment or the reinvestment of a dividend or distribution, the shareholder will receive a confirmation statement showing the current transaction and all prior transactions in the shareholder account during the calendar year to date, along with a summary of the status of the account as of the transaction date.

Purchases In-Kind. The Fund may accept securities in lieu of cash in payment for the purchase of shares in the Fund. The acceptance of such securities is at the sole discretion of the Adviser based upon the suitability of the securities accepted for inclusion as a long-term investment of the Fund, the marketability of such securities, and other factors that the Adviser may deem appropriate. If accepted, the securities will be valued using the same criteria and methods as described in "Investing in the Fund - Determining the Fund's Net Asset Value" in the Prospectus.

Share Certificates. The Fund does not issue stock certificates. Evidence of ownership of shares is provided through entry in the Fund's share registry. Investors will receive periodic account statements (and, where applicable, purchase confirmations) that will show the number of shares owned.

Waiver. The Fund reserves the right in its sole discretion to reduce or to waive the minimum for initial and subsequent investments under circumstances where certain economies can be achieved in sales of Fund shares (*e.g.*, the minimum for initial investments may be waived or reduced for certain investments by a pension or profit-sharing plan, wrap fee or similar investment programs or for certain other types of retirement accounts).

Arrangements with Dealers. Broker-dealers who initiate and are responsible for the purchase of Class C shares may be paid a commission of up to 1.00% by the Adviser and will be entitled to receive 12b-1 fees after the shares have been held for one year. Additional compensation may be provided to broker-dealers in connection with sales of shares of the Fund.

CDSC – Class C Shares. A 1.00% contingent deferred sales charge ("CDSC") will be assessed on Class C shares purchased and redeemed within 12 months of purchase. The CDSC is used to reimburse the Adviser for paying broker-dealers a sales commission of up to a total of 1.00% of the purchase price of your investment in connection with your purchase.

Redemptions. Reference is made to "Investing in the Fund" in the Prospectus for more information concerning how to redeem shares. Specifically, investors wishing to redeem shares in the Fund should refer to the Prospectus for information regarding redeeming shares by mail, telephone/fax or bank wire. The Prospectus also describes (i) a redemption fee that applies to certain redemptions of shares of some classes of the Fund; and (ii) the Fund's policy regarding accounts that fall below the Fund's required minimums, redemptions in-kind, signature guarantees and other information about the Fund's redemption policies. The following information supplements the information regarding share redemptions in the Prospectus:

Suspension of Redemption Privileges and Postponement of Payment. The Fund may suspend redemption privileges or postpone the date of payment (i) during any period that the NYSE is closed for other than customary weekend and holiday closings, or that trading on the NYSE is restricted as determined by the SEC; (ii) during any period when an emergency exists as defined by the rules of the SEC as a result of which it is not reasonably practicable for the Fund to dispose of securities owned by it, or to determine fairly the value of its assets; and (iii) for such other periods as the SEC may permit. The Fund may also suspend or postpone the recordation of the transfer of shares upon the occurrence of any of the foregoing conditions. Any redemption may be more or less than the shareholder's cost depending on the market value of the securities held by the Fund. No charge is made by the Fund for redemptions other than the possible reimbursement of fees charged to the Fund by the Custodian for wiring redemption proceeds, the assessment of a Redemption Fee on certain redemptions of some classes of the Fund's shares occurring within sixty (60) days following the issuance of such shares, and the imposition of a CDSC on certain redemptions of Class C shares. For information on the Redemption Fee that applies to certain purchases of the Fund's shares, see "Investing in the Fund – Redemption Fee" in the Prospectus.

Involuntary Redemptions. In addition to the situations described in the Prospectus under "Investing in the Fund," the Fund may redeem shares involuntarily to reimburse the Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder or to collect any charge relating to a transaction effected for the benefit of a shareholder applicable to the Fund's shares.

Additional Information. Following is additional information regarding certain services and features related to purchases, redemptions and distribution of the Fund's shares. Investors who have questions about any of this information should call the Fund at 855-784-2399.

Transfer of Registration.   To transfer shares to another owner, send a written request to the Funds at BPV Family of Funds, c/o Ultimus Fund Solutions, P.O. Box 46707, Cincinnati, OH 45246-0707. Your request should include the following: (1) the Fund's name and existing account registration; (2) signature(s) of the registered owner(s) exactly as the signature(s) appear(s) on the account registration; (3) the new account registration, address, social security or taxpayer identification number, and how dividends and capital gains are to be distributed; (4) signature guarantees (See the Prospectus under the heading "Redeeming Shares - Signature Guarantees"); and (5) any additional documents which are required for transfer by corporations, administrators, executors, trustees, guardians, etc. If you have any questions about transferring shares, call or write the Fund.

Mailing Shareholder Communications. Accounts having the same mailing address may consent in writing to sharing a single mailing of shareholder reports, proxy statements (but each such shareholder would receive his/her own proxy) and other Fund literature.

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Plan under Rule 12b-1. As discussed in the "Management and Administration – Distributor" section above, the Trust, on behalf of the Fund, has adopted a Plan pursuant to Rule 12b-1 of the 1940 Act for the Fund for the Class A Shares and the Class C Shares. Under the Plan, the Fund may pay for services related to the distribution of Class A Shares with up to 0.25%, and Class C Shares with up to 1.00%, of these share classes' assets on an annual basis. The Trustees will take into account expenditures under the Plan for purposes of reviewing operations under the Plan and in connection with their annual consideration of renewal of the Plan. Expenditures are expected to include, without limitation: (a) the printing and mailing of the Fund's prospectus, statements of additional information, any supplements thereto and shareholder reports for prospective shareholders with respect to shares of the Fund; (b) the development, preparation, printing and mailing of advertisements, sales literature and other promotional materials describing and/or relating to shares of the Fund; (c) obtaining information and providing explanations to wholesale and retail distributors of contracts regarding Fund investment objectives and policies and other information about the Fund, including the performance of the Fund; (d) training sales personnel regarding the shares of the Fund; and (e) financing any activity primarily intended to result in the sale of Fund shares. The Fund does not participate in any joint distribution activities with other investment companies nor is the Fund aware of any interested person of the Fund or any director who is not an interested person of the Fund having any direct or indirect financial interest in the Plan or related agreements.

Additional Information About Redemptions. Due to the high cost of maintaining small accounts, the Trust reserves the right to redeem accounts with balances of less than $1,000.00. Prior to such a redemption, shareholders will be given 60 days' written notice to make an additional purchase. However, no such redemption would be required by the Trust if the cause of the low account balance was a reduction in the net asset value of shares. No Redemption Fee will be imposed with respect to such involuntary redemptions.

The Fund does not intend, under normal circumstances, to redeem securities by payment in-kind. It is possible, however, that conditions may arise in the future that would, in the opinion of the Trustees, make it undesirable for the Fund to pay for all redemptions in cash. In such a case, the Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share. Shareholders receiving them would bear market risk until the securities are sold and would incur brokerage costs when these securities are sold.

NET ASSET VALUE

The net asset value and net asset value per share of each class of shares of the Fund (each, a "Class") normally is determined at the time regular trading closes on the NYSE (currently 4:00 p.m., New York time, Monday through Friday), except on business holidays when the NYSE is closed. The NYSE recognizes the following holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Fourth of July, Labor Day, Thanksgiving Day, and Christmas Day. Any other holiday recognized by the NYSE will be considered a business holiday on which the net asset value of shares of each Class of the Fund will not be calculated.

The net asset value per share of each Class of the Fund is calculated separately by adding the value of securities and other assets attributable to that Class of the Fund, subtracting the liabilities charged to the Fund attributable to that Class, and dividing the result by the number of outstanding shares of that Class. "Assets belonging to" the Fund consist of the consideration received upon the issuance of shares of the Fund together with all net investment income; realized gains/losses and proceeds derived from the investment thereof, including any proceeds from the sale of such investments; any funds or payments derived from any reinvestment of such proceeds; and a portion of any general assets of the Trust not belonging to a particular investment fund. Income, realized and unrealized capital gains and losses, and any expenses of the Fund not allocated to a particular Class of the Fund will be allocated to each Class of the Fund on the basis of the net asset value of that Class in relation to the net asset value of the Fund. Assets belonging to the Fund are charged with the direct liabilities of the Fund and with a share of the general liabilities of the Trust, which are normally allocated in proportion to the number of or the relative net asset values of all of the Trust's series at the time of allocation or in accordance with other allocation methods approved by the Trustees. Certain expenses attributable to a particular Class of shares (such as the distribution and service fees attributable to Class A Shares and Class C Shares) will be charged against that Class of shares. Certain other expenses attributable to a particular Class of shares (such as registration fees, professional fees, and certain printing and postage expenses) may be charged against that Class of shares if such expenses are actually incurred in a different amount by that Class, or if the Class receives services of a different kind or to a different degree than other Classes, and the Trustees approve such allocation. Subject to the provisions of the Trust Instrument, determinations by the Trustees as to the direct and allocable liabilities, and the allocable portion of any general assets, with respect to the Fund and the Classes of the Fund are conclusive.

The pricing and valuation of portfolio securities is determined in good faith in accordance with procedures established by, and under the direction of, the Trustees. Values are determined according to accepted accounting practices and all laws and regulations that apply. Using methods approved by the Trustees, the assets of the Fund are valued as follows:

- Securities that are listed on a securities exchange are valued at the last quoted sales price at the time the valuation is made. Price information on listed securities is taken from the exchange where the security is primarily traded by the Fund.

- Securities that are listed on an exchange and that are not traded on the valuation date are valued at the bid price.

- Unlisted securities for which market quotations are readily available are valued at the latest quoted sales price, if available, at the time of valuation, otherwise, at the latest quoted bid price.

- Securities for which no current quotations are readily available are valued at fair value as determined in good faith using methods approved by the Trustees. Securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

- Securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair value of such securities.

As described in the Prospectus, the Sub-Adviser responsible for notifying the Trustees or the Trust's Fair Value Committee when it believes that fair value pricing is required for a particular security, provided, however, that with respect to positions managed by the Adviser in connection with its cash flow management role, the Adviser is responsible for notifying the Trustees or the Trust's Fair Value Committee when it believes that fair value pricing is required for a particular security. A description of these procedures and instructions is included in the Prospectus and is incorporated herein by reference. As explained in the Prospectus, because the Fund's fair valuation process is a determination of the amount that the owner of a security might reasonably expect to receive upon its current sale, the Fund is subject to the risk that the Fund's fair valued prices are not accurate, and that the fair value price is not reflective of the value the Fund will receive upon a sale of the security.

ADDITIONAL TAX INFORMATION

The following summarizes certain additional tax considerations generally affecting the Fund and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders. The discussions here and in the Prospectus are not intended as a substitute for careful tax planning and are based on tax laws and regulations that are in effect on the date hereof; such laws and regulations may be changed by legislative, judicial, or administrative action. Investors are advised to consult their tax advisors with specific reference to their own tax situations.

The Fund, and any other series of the Trust, will be treated as a separate corporate entity under the Internal Revenue Code of 1986, as amended, and intends to qualify or remain qualified as a regulated investment company. In order to so qualify, the Fund must elect to be a regulated investment company or have made such an election for a previous year and must satisfy certain requirements relating to the amount of distributions and source of its income for a taxable year. At least 90% of the gross income of the Fund must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks, securities or foreign currencies; other income derived with respect to the Fund's business of investing in such stock, securities or currencies; or net income derived from an investment in a qualified publicly traded partnership. For these purposes, a qualified publicly traded partnership is generally a publicly traded partnership other than one where at least 90% of its gross income is gross income that would otherwise be qualifying income for a regulated investment company. Any income derived by the Fund from a partnership (other than a qualified publicly traded partnership) or trust is treated as derived with respect to the Fund's business of investing in stock, securities, or currencies only to the extent that such income is attributable to items of income that would have been qualifying income if realized by the Fund in the same manner as by the partnership or trust.

An investment company may not qualify as a regulated investment company for any taxable year unless it satisfies certain requirements with respect to the diversification of its investments at the close of each quarter of the taxable year. In general, at least 50% of the value of its total assets must be represented by cash, cash items, government securities, securities of other regulated investment companies, and other securities that, with respect to any one issuer, do not represent more than 5% of the total assets of the Fund nor more than 10% of the outstanding voting securities of such issuer. In addition, not more than 25% of the value of the Fund's total assets may be invested in the securities (other than government securities or the securities of other regulated investment companies) of any one issuer; the securities (other than the securities of other regulated investment companies) of two or more issuers which the taxpayer controls and which are determined to be engaged in the same, similar or related trades or businesses; or the securities of one or more qualified publicly traded partnerships. The Fund intends to satisfy all requirements on an ongoing basis for continued qualification as a regulated investment company.

Certain qualifying corporate dividends are taxable at long-term capital gains tax rates to individuals. The long-term capital gains rate for individual taxpayers is currently at a rate of 15% for individuals who are subject to the 25% (or greater) tax bracket on their ordinary income and whose taxable income is less than $400,000 ($450,000 for married filing jointly) and at 20% for most individuals whose taxable income is more than $400,000. Some, but not all, of the dividends paid by the Fund may be taxable at the reduced long-term capital gains tax rate for individual shareholders. If the Fund designates a dividend as qualified dividend income, it generally will be taxable to individual shareholders at the long-term capital gains tax rate, provided certain holding period requirements are met.

Taxable dividends paid by the Fund to corporate shareholders will be taxed at corporate income tax rates. Corporate shareholders may be entitled to a dividends received deduction ("DRD") for a portion of the dividends paid and designated by the Fund as qualifying for the DRD.

If the Fund designates a dividend as a capital gains distribution, it generally will be taxable to shareholders as long-term capital gains, regardless of how long the shareholders have held the Fund's shares or whether received in cash or reinvested in additional shares. All taxable dividends paid by the Fund other than those designated as qualified dividend income or capital gains distributions will be taxable as ordinary income to shareholders, whether received in cash or reinvested in additional shares. To the extent the Fund engages in increased portfolio turnover, short-term capital gains may be realized, and any distribution resulting from such gains will be considered ordinary income for federal income tax purposes.

To the extent that a distribution from the Fund is taxable, it is generally included in a shareholder's gross income for the taxable year in which the shareholder receives the distribution. However, if the Fund declares a dividend in October, November or December, but pays it in January, it will be taxable to shareholders as if the dividend was received in the year it was declared. Every year, each shareholder will receive a statement detailing the tax status of any Fund distributions for that year.

Each series of the Trust, including the Fund, will designate (1) any dividend of qualified dividend income as qualified dividend income; (2) any tax-exempt dividend as an exempt-interest dividend; (3) any distribution of long-term capital gains as a capital gain dividend; and (4) any dividend eligible for the corporate dividends received deduction as such in a written notice mailed to shareholders within 60 days after the close of the series' taxable year. Shareholders should note that, upon the sale or exchange of series shares, if the shareholder has not held such shares for at least six months, any loss on the sale or exchange of those shares will be treated as long-term capital loss to the extent of the capital gain dividends received with respect to the shares and any loss on the sale or exchange of those shares will be disallowed to the extent of the exempt-interest dividends received with respect to the shares.

Certain individuals, estates and trusts must pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and proceeds of sale in respect of securities like the shares, subject to certain exceptions. Prospective investors should consult with their own tax advisors regarding the effect, if any, of this Medicare surtax on their ownership and disposition of the shares.

A 4% nondeductible excise tax is imposed on regulated investment companies that fail to currently distribute an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions of ordinary taxable income and any capital gain net income prior to the end of each calendar year to avoid liability for this excise tax.

If for any taxable year the Fund does not qualify for the special federal income tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to its shareholders). In such event, dividend distributions (whether or not derived from interest on tax-exempt securities) would be taxable as qualified dividends to individual shareholders, to the extent of the Fund's current and accumulated earnings and profits, and would be eligible for the dividends received deduction for corporations.

In general, a shareholder who sells or redeems shares will realize capital gain or loss, which will be long-term or short-term depending upon the shareholder's holding period for the Fund's shares. An exchange of shares is treated as a sale and any gain may be subject to tax.

The Fund will be required, in certain cases, to withhold and remit to the U.S. Treasury a percentage equal to the fourth lowest tax rate for unmarried individuals (presently 28% for 2015) of taxable dividends or of gross proceeds realized upon sale paid to shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the Internal Revenue Service for failure to include properly on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so, or that they are "exempt recipients."

Depending upon the extent of the Fund's activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located, or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities. In addition, in those states and localities that have income tax laws, the treatment of the Fund and its shareholders under such laws may differ from their treatment under federal income tax laws.

Dividends paid by the Fund to non-U.S. shareholders may be subject to U.S. withholding tax at the rate of 30% unless reduced by treaty (and the shareholder files a valid Internal Revenue Service Form W-8BEN or W-8BEN-E with the Fund certifying foreign status and treaty eligibility) or the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Fund certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such non-U.S. shareholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. shareholder). The Fund may elect not to withhold the applicable withholding tax on any distribution representing a capital gain dividend to a non-U.S. shareholder. Special rules may apply to non-U.S. shareholders with respect to the information reporting requirements and withholding taxes. Non-U.S. shareholders should consult their tax advisors with respect to the application of such reporting requirements and withholding taxes.

Under the Foreign Account Tax Compliance Act, generally referred to as FATCA, and administrative guidance, unless an exception applies, withholding taxes may be imposed on certain types of payments made to "foreign financial institutions" (which includes hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of size) and certain other non-United States entities (including financial intermediaries). A 30% withholding tax is imposed on "witholdable payments" to a foreign financial institution or a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign entity otherwise is excepted under FATCA. For these purposes, the term "witholdable payment" includes any U.S source payment otherwise subject to nonresident withholding tax and also the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers paid on or after January 1, 2017.

FATCA withholding will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks or issue and individuals. In addition, different rules than those above may apply to non-U.S. holders in jurisdictions that have entered into inter-governmental agreements with the United States regarding FATCA. Prospective investors should consult with their own tax advisors regarding these new provisions.

Mutual funds are required to report to the IRS and furnish to fund shareholders the cost basis information for fund shares purchased on or after January 1, 2012, and sold on or after that date. In addition to the present law requirement to report the gross proceeds from the sale of Fund shares, the Fund will also be required to report the cost basis information for such shares and indicate whether these shares had a short-term or long-term holding period. In the absence of an election by a shareholder to elect from available IRS accepted cost basis methods, the Fund will use a default cost basis method. The cost basis method elected or applied may not be changed after the settlement date of a sale of Fund shares. Fund shareholders should consult with their tax advisers concerning the most desirable IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting law applies to them.

The Fund will send shareholders information each year on the tax status of dividends and distributions. A dividend or capital gains distribution paid shortly after shares have been purchased, although in effect a return of investment, is subject to federal income taxation. Dividends from net investment income, along with capital gains, will be taxable to shareholders, whether received in cash or the Fund's shares and no matter how long the shareholder has held the Fund's shares, even if they reduce the net asset value of shares below the shareholder's cost and thus, in effect, result in a return of a part of the shareholder's investment.

ADDITIONAL INFORMATION ON PERFORMANCE

From time to time, the total return of the Fund may be quoted in advertisements, sales literature, shareholder reports, or other communications to shareholders. The "average annual total return" of the Fund refers to the average annual compounded rate of return over the stated period that would equate an initial investment in the Fund at the beginning of the period to its ending redeemable value, assuming reinvestment of all dividends and distributions and deduction of all recurring charges, other than charges and deductions that may be imposed under the Fund's contracts. Performance figures will be given for the recent one, five or ten year periods or for the life of the Fund if it has not been in existence for any such periods. When considering "average annual total return" figures for periods longer than one year, it is important to note that the Fund's annual total return for any given year might have been greater or less than its average for the entire period. "Cumulative total return" represents the total change in value of an investment in the Fund for a specified period (again reflecting changes in the Fund's share prices and assuming reinvestment of the Fund's distributions).

The following is a brief description of how performance is calculated. Quotations of average annual total return for the Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of one year, five years and ten years or since inception (as applicable). These are the average annual total rates of return that would equate the initial amount invested to the ending redeemable value.

The average annual total return (before taxes) is calculated by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending value using the following formula:

$$P(1+T)^n = ERV$$

Where   P = a hypothetical initial payment of $1,000
        T = average annual total return
        n = number of years
        ERV = Ending Redeemable Value of a hypothetical initial payment of $1,000

The average annual total return (after taxes on distributions) is calculated by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending value using the following formula:

$$P(1+T)^n = ATV_D$$

Where   P = a hypothetical initial payment of $1,000
        T = average annual total return (after taxes on distributions)
        n = number of years
        ATV_D =   Ending Redeemable Value of a hypothetical initial payment of $1,000, after taxes on fund distributions but not after taxes on redemption

The average annual total return (after taxes on distributions and sale of the Fund's shares) is calculated by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending value using the following formula:

$$P(1+T)^n = ATV_{DR}$$

Where   P = a hypothetical initial payment of $1,000
        T = average annual total return (after taxes on distributions and redemptions)
        n = number of years
        ATV_{DR} =   Ending Redeemable Value of a hypothetical initial payment of $1,000, after taxes on the Fund's distributions and redemption

The calculation of average annual total return and aggregate total return assume an initial $1,000 investment and that there is a reinvestment of all dividends and capital gain distributions on the reinvestment dates during the period. The ending redeemable value is determined by assuming complete redemption of the hypothetical investment and the deduction of all nonrecurring charges at the end of the period covered by the computations. These performance quotations should not be considered as representative of the Fund's future performance.

The Fund's performance may be compared in advertisements, sales literature, shareholder reports, and other communications to the performance of other mutual funds having similar objectives or to standardized indices or other measures of investment performance. The Fund may also measure performance against the applicable indices. Comparative performance may also be expressed by reference to a ranking prepared by a mutual fund monitoring service or by one or more newspapers, newsletters, or financial periodicals. The Fund may also occasionally cite statistics to reflect its volatility and risk. The Fund may also compare its performance to other published reports of the performance of unmanaged portfolios of companies. The performance of such unmanaged portfolios generally does not reflect the effects of dividends or dividend reinvestment. Of course, there can be no assurance the Fund will experience the same results. Performance comparisons may be useful to investors who wish to compare the Fund's past performance to that of other mutual funds and investment products. Past performance is not a guarantee of future results.

The Fund's performance fluctuates on a daily basis largely because net earnings and net asset value per share fluctuate daily. Both net earnings and net asset value per share are factors in the computation of total return as described above.

As indicated, from time to time the Fund may advertise its performance compared to similar funds or portfolios using certain indices, reporting services, and financial publications. These may include the following:

- **Lipper Analytical Services, Inc.** ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in net asset value over a specific period of time.

- **Morningstar, Inc.**, an independent rating service, rates mutual funds of all types according to their risk-adjusted returns. The maximum rating is five stars, and ratings are effective for one month.

Investors may use such indices in addition to the Prospectus to obtain a more complete view of the Fund's performance before investing. Of course, when comparing the Fund's performance to any index, factors such as composition of the index and prevailing market conditions should be considered in assessing the significance of such comparisons. When comparing funds using reporting services, or total return, investors should take into consideration any relevant differences in funds such as permitted portfolio compositions and methods used to value portfolio securities and to compute offering price. Advertisements and other sales literature for the Fund may quote total returns that are calculated on non-standardized base periods. The total returns represent the historic change in the value of an investment in the Fund based on monthly reinvestment of dividends over a specified period of time.

From time to time the Fund may include in advertisements and other communications charts and illustrations relating to inflation and the effects of inflation on the dollar, including the purchasing power of the dollar at various rates of inflation. The Fund may also disclose from time to time information about its portfolio allocation and holdings at a particular date. The Fund may also depict the historical performance of the securities in which it may invest over periods reflecting a variety of market or economic conditions either alone or in comparison with alternative investments, performance indices of those investments, or economic indicators. The Fund may also include in advertisements and in materials furnished to present and prospective shareholders statements or illustrations relating to the appropriateness of types of securities and/or mutual funds that may be employed to meet specific financial goals, such as saving for retirement, children's education, or other future needs.

RATINGS OF CORPORATE DEBT OBLIGATIONS: The characteristics of corporate debt obligations rated by Moody's are generally as follows:

Aaa — Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa — Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A — Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa — Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba — Bonds which are rated Ba are judged to have speculative elements. The future of such bonds cannot be considered as well assured.

B —- Bonds which are rated B generally lack characteristics of a desirable investment.

Caa — Bonds rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca — Bonds rated Ca are speculative to a high degree.

C — Bonds rated C are the lowest rated class of bonds and are regarded as having extremely poor prospects.

The characteristics of corporate debt obligations rated by S&P are generally as follows:

AAA — This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA — Bonds rated AA also qualify as high quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A — Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB — Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB — Debt rated BB is predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligation. BB indicates the lowest degree of speculation; CC indicates the highest degree of speculation.

BB, B, CCC, CC — Debt in these ratings is predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligation. BB indicates the lowest degree of speculation and CC the highest.

A bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by the rating services from other sources which they consider reliable. The ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of, such information, or for other reasons.

RATINGS OF COMMERCIAL PAPER: Commercial paper rated A-1 by Standard & Poor's has the following characteristics: liquidity ratios are adequate to meet cash requirements; the issuer's long-term debt is rated "A" or better; the issuer has access to at least two additional channels of borrowing; and basic earnings and cash flow have an upward trend with allowances made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry.

Commercial paper rated Prime 1 by Moody's is the highest commercial paper assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and consumer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. Relative strength or weakness of the above factors determines how the issuer's commercial paper is rated within various categories.

<u>Determination of Credit Quality of Unrated Securities</u>. In determining whether an unrated debt security is - of comparable quality to a rated security, the Sub-Adviser may consider the following factors, among others:

(1)   other securities of the issuer that are rated;

(2)   the issuer's liquidity, debt structure, repayment schedules, and external credit support facilities;

(3)   the reliability and quality of the issuer's management;

(4)   the length to maturity of the security and the percentage of the portfolio represented by securities of that issuer;

(5)   the issuer's earnings and cash flow trends;

(6)   the issuer's industry, the issuer's position in its industry, and an appraisal of speculative risks which may be inherent in the industry;

(7)   the financial strength of the issuer's parent and its relationship with the issuer;

(8)   the extent and reliability of credit support, including a letter of credit or third party guarantee applicable to payment of principal and interest;

(9)   the issuer's ability to repay its debt from cash sources or asset liquidation in the event that the issuer's backup credit facilities are unavailable;

(10)   other factors deemed relevant by the Sub-Adviser.

APPENDIX A — PROXY VOTING POLICIES

The following proxy voting policies are provided:

(1) the Trust's Proxy Voting and Disclosure Policy and
(2) the Sub-Adviser's Proxy Voting and Disclosure Policy, including a detailed description of the Sub-Adviser's specific proxy voting guidelines.

(1) PROXY VOTING AND DISCLOSURE POLICY FOR THE BPV FAMILY OF FUNDS

I. Introduction

Effective April 14, 2003, the SEC adopted rule and form amendments under the Securities Act of 1933, the Securities Act of 1934, and the Investment Company Act of 1940 ("Investment Company Act") to require registered management investment companies to provide disclosure about how they vote proxies for their portfolio securities (collectively, the rule and form amendments are referred to herein as the "IC Amendments").

The IC Amendments require that the Trust and the Funds disclose the policies and procedures used to determine how to vote proxies for portfolio securities. The IC Amendments also required the Funds to file with the SEC and to make available to their shareholders the specific proxy votes cast for portfolio securities.

This Proxy Voting and Disclosure Policy ("Policy") is designed to ensure that the Funds comply with the requirements of the IC Amendments, and otherwise fulfills its obligations with respect to proxy voting, disclosure, and recordkeeping. The overall goal is to ensure that each Fund's proxy voting is managed in an effort to act in the best interests of its shareholders. While decisions about how to vote must be determined on a case-by-case basis, proxy voting decisions will be made considering these guidelines and following the procedures recited herein. Under the IC Amendments, to the extent that the Funds rely upon Section 12(d)(1)(F) in purchasing securities issued by another investment company, the Funds must either seek instructions from shareholders with regard to the voting of all proxies with respect to the Funds' investment in such securities (ETFs and other Investment Companies) and vote such proxies only in accordance with the instructions, or vote the shares held by it in the same proportion as the vote of all other holders of the securities. In the event that there is a vote of an ETF or other Investment Company shares held by the Funds, the Funds intend to vote such shares in the same proportion as the vote of all other holders of such securities.

II. Specific Proxy Voting Policies and Procedures

A. General

The Trust's Board of Trustees ("Board") believes that the voting of proxies is an important part of portfolio management as it represents an opportunity for shareholders to make their voices heard and to influence the direction of a company. The Trust and the Funds are committed to voting corporate proxies in the manner that best serves the interests of each Fund's shareholders. Where required by law, a Fund may be required to vote proxies in the same proportion as the vote of all other shareholders of the acquired fund (i.e., "echo vote"). Furthermore, a Fund may refrain from voting if doing so would be in the Fund's and its shareholders' best interests. These circumstances may arise, for example, when the expected cost of voting exceeds the expected benefits of voting, when exercising the vote results in the imposition of trading or other restrictions.

B. Delegation to Funds' Sub-Adviser

The Board believes that the Funds' Sub-Adviser is in the best position to make individual voting decisions for the Funds consistent with this Policy. Therefore, subject to the oversight of the Board, the Sub-Adviser is hereby delegated the following duties:

(1) to make the proxy voting decisions for the Funds; and
(2) to assist the Funds in disclosing each Fund's proxy voting record as required by Rule 30bl-4 under the Investment Company Act, including providing the following information for each matter with respect to which

the Funds were entitled to vote: (a) information identifying the matter voted on; (b) whether the matter was proposed by the issuer or by a security holder; (c) whether and how the Funds cast their vote; and (d) whether the Funds cast their vote for or against management.

The Board, including a majority of the independent trustees of the Board, shall approve the Sub-Adviser's Proxy Voting and Disclosure Policy ("Sub-Adviser's Voting Policy") as it relates to the Funds. The Board shall also approve any material changes to the Sub-Adviser's Voting Policy no later than four (4) months after adoption by Sub-Adviser.

C.   Conflicts

In cases where a matter with respect to which the Funds are entitled to vote presents a conflict between the interest of the Fund's shareholders, on the one hand, and those of the Fund's investment adviser, sub-adviser, principal underwriter, or an affiliated person of the Funds, its investment adviser or principal underwriter, on the other hand, the Funds shall always vote in the best interest of the Funds' shareholders except where the Funds may be required to echo vote, as described above. For purposes of this Policy a vote shall be considered in the best interest of the Funds' shareholders (i) when a vote is cast consistent with a specific voting policy as set forth in the Sub-Adviser's Voting Policy, provided such specific voting policy was approved by the Board or (ii) when a vote is cast consistent with the decision of the Trust's Proxy Voting Committee (as defined below).

III.   Fund Disclosure

A.   Disclosure of Fund Policies and Procedures With Respect to Voting Proxies Relating to Portfolio Securities

The Funds shall disclose this Policy, or a description of the policies and procedures of this Policy, to its shareholders in its Statement of Additional Information ("SAI") on Form N-lA. The Funds will notify shareholders in the SAI and the Funds' shareholder reports that a description of this Policy is available upon request, without charge, by calling a specified toll-free telephone number, by reviewing the Funds' website, if applicable, and by reviewing filings available on the SEC's website at http://www.sec.gov. The Funds will send this description of the Funds' Policy within three business days of receipt of any shareholder request, by first-class mail or other means designed to ensure equally prompt delivery.

B.   Disclosure of the Funds' Complete Proxy Voting Record

In accordance with Rule 30b1-4 of the Investment Company Act, the Funds shall disclose to its shareholders on Form N-PX the Funds' complete proxy voting record for the twelve month period ended June 30 by no later than August 31 of each year.

The Funds shall disclose the following information on Form N-PX for each matter relating to a portfolio security considered at any shareholder meeting held during the period covered by the report and with respect to which to the Funds were entitled to vote:

  (i)   The name of the issuer of the portfolio security;
  (ii)   The exchange ticker symbol of the portfolio security (if available through reasonably practicable means);
  (iii)   The Council on Uniform Security Identification Procedures ("CUSIP") number for the portfolio security (if available through reasonably practicable means);
  (iv)   The shareholder meeting date;
  (v)   A brief identification of the matter voted on;
  (vi)   Whether the matter was proposed by the issuer or by a security holder;
  (vii)   Whether the Funds cast their vote on the matter;
  (viii) How the Funds cast their vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and
  (ix)   Whether the Funds cast their vote for or against management.

The Funds shall make its proxy voting record available to shareholders either upon request or by making available an electronic version on or through the Funds' website, if applicable. If the Funds disclose their proxy voting record on or through its website, the Funds shall post the information disclosed in each Fund's most recently filed report on Form N-PX on the website beginning the same day it files such information with the SEC.

The Funds shall also include in its annual reports, semi-annual reports and SAI a statement that information regarding how the Funds voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available (1) without charge upon request, by calling a specified toll-free (or collect) telephone number, or (if applicable) on or through the Funds' website at a specified Internet address; and (2) on the SEC's website. If the Funds disclose that their proxy voting record is available by calling a toll-free (or collect) telephone number, it shall send the information disclosed in the Funds' most recently filed report on Form N-PX within three business days of receipt of a request for this information, by first-class mail or other means designed to ensure equally prompt delivery.

IV.   Recordkeeping

The Trust shall keep the following records for a period of at least five years, the first two in an easily accessible place:

(i)   A copy of this Policy;
(ii)   Proxy Statements received regarding the Funds' securities;
(iii)   Records of votes cast on behalf of the Funds; and
(iv)   A record of each shareholder request for proxy voting information and each Fund's response, including the date of the request, the name of the shareholder, and the date of the response.

The foregoing records may be kept as part of the Sub-Adviser's records.

The Funds may rely on proxy statements filed on the SEC EDGAR system instead of keeping its own copies, and may rely on proxy statements and records of proxy votes cast by the Sub-Adviser that are maintained with a third party such as a proxy voting service, provided that an undertaking is obtained from the third party to provide a copy of the documents promptly upon request.

V.   Proxy Voting Committee

A.   General

The Proxy Voting Committee of the Trust shall be composed entirely of independent trustees of the Board and may be comprised of one or more such independent trustees as the Board may, from time to time, decide. The purpose of the Proxy Voting Committee shall be to determine how the Funds should cast their vote, if called upon by the Board or the Sub-Adviser, when a matter with respect to which the Funds are entitled to vote presents a conflict between the interest of the Fund's shareholders, on the one hand, and those of the Funds' investment adviser, principal underwriter, or an affiliated person of the Funds, its investment adviser or principal underwriter, on the other hand.

B.   Powers and Methods of Operation

The Proxy Voting Committee shall have all the powers necessary to fulfill its purpose as set forth above and such other powers and perform such other duties as the Board may, from time to time, grant and/or assign the Proxy Voting Committee. The Proxy Voting Committee shall meet at such times and places as the Proxy Voting Committee or the Board may, from time to time, determine. The act of a majority of the members of the Proxy Voting Committee in person, by telephone conference or by consent in writing without a meeting shall be the act of the Proxy Voting Committee. The Proxy Voting Committee shall have the authority to utilize Trust counsel at the expense of the Trust if necessary. The Proxy Voting Committee shall prepare minutes of each meeting and keep such minutes with the Trust's records. The Proxy Voting Committee shall review this Policy and recommend any changes to the Board as it deems necessary or advisable.

VI. Other

This Policy may be amended, from time to time; provided, however, that material changes are approved by the Board as provided under Section II(B) above.

Adopted: September 29, 2011
Amended: May 18, 2012

(2) PROXY VOTING AND DISCLOSURE POLICY FOR ALTRIUS CAPITAL MANAGEMENT, INC.

Proxy Voting

Generally, Altrius Capital does not vote proxies on behalf of clients. All proxy materials received on behalf of a client account are to be sent directly to our client or a designated representative of the client, who is responsible for voting the proxy. Altrius Capital personnel may answer client questions regarding proxy-voting matters in an effort to assist the client in determining how to vote the proxy. However, the final decision of how to vote the proxy rests with the client.

In limited circumstances, Altrius Capital may agree, in its sole discretion, to vote proxies upon request of the client. All such actions will be taken in accordance with Rule 206(4)-6 under the Advisers Act.

The CCO is responsible for ensuring adherence to the Company's Proxy Voting Policy.

General Intent
The Company generally will monitor proposed corporate actions and proxy issues regarding Client
Securities, and may take any of the following actions based on the best interests of our clients: (i) determine how to vote the proxies, (ii) abstain, or (iii) follow the recommendations of an independent proxy voting service in voting the proxies.

In general, the Company will determine how to vote proxies based on our reasonable judgment of the vote most likely to produce favorable financial results for our clients. Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interests of shareholders and
management, increase shareholder value, maintain or increase shareholder influence over the issuer's board of directors and management and maintain or increase the rights of shareholders. Proxy votes
generally will be cast against proposals having the opposite effect. However, the Company will
consider both sides of each proxy issue.

Conflicts of Interest
Conflicts of interest between the Company or a principal of the Company and the Company's clients in respect of a proxy issue conceivably may arise, for example, from personal or professional relationships with a company or with the directors, candidates for director, or senior executives of a company that is the issuer of Client Securities.

If the Compliance Officer determines that a material conflict of interest exists, the following procedures shall be followed:

- The Company may disclose the existence and nature of the conflict to the client(s) owning the Client Securities, and seek directions on how to vote the proxies;
- The Company may abstain from voting, particularly if there are conflicting client interests (for example, where client accounts hold different Client Securities in a competitive merger situation); or
- The Company may follow the recommendations of an independent proxy voting service in voting the proxies.

Disclosure to Clients

A summary of Altrius Capital's Proxy Voting Policy will be included in the Company's Form ADV Part 2. The full text of Altrius Capital's Proxy Voting Policy will be provided to clients upon request.

Recordkeeping Requirements

The Company shall maintain the following records relating to this Policy:

- A copy of the Policy as it may be amended from time to time.
- A copy of each proxy statement received by the Company in respect of Client Securities. This requirement may be satisfied by relying on a third party to make and retain, on the Company's behalf, a copy of a proxy statement (provided that the Company has obtained an undertaking from the third party to provide a copy of the proxy statement promptly upon request), or the Company may rely on obtaining a copy of a proxy statement from the SEC's EDGAR system.
- A record of each vote cast by the Company on behalf of a client. This requirement may be satisfied by relying on a third party to make and retain, on the Company's behalf, a record of the vote cast (if the Company has obtained an undertaking from the third party to provide a copy of the record promptly upon request).
- A copy of any document created by the Company that was material to making a decision about how to vote proxies on behalf of a client or that memorializes the basis for that decision.
- A copy of each written client request for information about how the Company voted proxies on behalf of the client, and a copy of any written response by the Company to any such (written or oral) client request.

All of the foregoing records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the fiscal year during which the last entry was made on such record, the first two years in the offices of the Company.

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Description	#6386005v5<US2008> - BPV: SAI Income Opportunities Fund (March 2015)
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PART C

FORM N-1A

OTHER INFORMATION

ITEM 28.   **Exhibits**

(a)   Agreement and Declaration of Trust ("Trust Instrument").[1]

(b)   By-Laws. [1]

(c)   Articles III, V, and VI of the Trust Instrument, Exhibit 28(a) hereto, define the rights of holders of the securities being registered. (Certificates for shares are not issued.)

(d)(1)   Investment Advisory Agreement between the Registrant and BPV Capital Management, LLC (the "Adviser") for the BPV Core Diversification Fund. [2]

(d)(2)   Investment Advisory Agreement between the Registrant and the Adviser for the BPV Wealth Preservation Fund. [2]

(d)(3)   Investment Sub-Advisory Agreement between the Registrant, the Adviser and Quintium Advisors, LLC for the BPV Core Diversification Fund. [2]

(d)(4)   Investment Sub-Advisory Agreement between the Registrant, the Adviser and Quintium Advisors, LLC for the BPV Wealth Preservation Fund. [2]

(d)(5)   Investment Advisory Agreement between the Registrant and the Adviser for the BPV Low Volatility Fund. [3]

(d)(6)   Investment Sub-Advisory Agreement between the Registrant, the Adviser and Quintium Advisors, LLC for the Low Volatility Fund. [3]

(d)(7)   Form of Investment Advisory Agreement between the Registrant and the Adviser for the Large Cap Value Fund. [4]

(d)(8)   Form of Investment Sub-Advisory Agreement between the Registrant, the Adviser and AJO, LP for the Large Cap Value Fund. [5]

(d)(9)   Form of Investment Advisory Agreement between the Registrant and the Adviser with respect to the BPV Income Opportunities Fund (the "Fund").

(d)(10)   Form of Investment Sub-Advisory Agreement between the Registrant, the Adviser and Altrius Capital Management, Inc. (the "Sub-Adviser") with respect to the Fund.

(e)(1)   Distribution Agreement between the Registrant and Ultimus Fund Distributors, LLC (the "Distributor").*

(e)(2)   Amendment to Distribution Agreement regarding the Fund.*

(f)   Not Applicable.

(g)   Custodian Agreement between the Registrant and Union Bank, N.A. [2]

(h)(1) Mutual Fund Services Agreement between the Registrant and Ultimus Fund Solutions, LLC as administrator, fund accountant and transfer agent.*

(h)(2) Amendment to Mutual Fund Services Agreement between the Registrant and Ultimus Fund Solutions, LLC, with respect to the Fund. *

(h)(3) Expense Limitation Agreement for the Low Volatility Fund between the Registrant and the Adviser. [3]

(h)(4) Expense Limitation Agreement for the Large Cap Value Fund between the Registrant and the Adviser. [5]

(h)(5) Expense Limitation Agreement for the Core Diversification Fund between the Registrant and the Adviser. [6]

(h)(6) Expense Limitation Agreement for the Wealth Preservation Fund between the Registrant and the Adviser. [6]

(h)(8) Expense Limitation Agreement for the Fund between the Registrant and the Adviser.*

(i) Opinion and Consent of Kilpatrick Townsend & Stockton LLP regarding the legality of securities registered with respect to the BPV Family of Funds. [2]

(j) Not applicable.

(k)(1) Balance Sheet of the Core Diversification Fund dated September 27, 2011. [2]

(k)(2) Balance Sheet of the Wealth Preservation Fund dated September 27, 2011. [2]

(l)(1) Initial Subscription Agreement for the Core Diversification Fund. [2]

(l)(2) Initial Subscription Agreement for the Wealth Preservation Fund. [2]

(m)(1) Form of Distribution Plan under Rule 12b-1 for the Registrant for the Core Diversification Fund. [7]

(m)(2) Form of Distribution Plan under Rule 12b-1 for the Registrant for the Wealth Preservation Fund. [7]

(m)(3) Form of Distribution Plan under Rule 12b-1 for the Registrant for the Large Cap Value Fund. [5]

(m) Form of Distribution Plan under Rule 12b-1 for the Registrant for the Fund.*

(n)(1) Form of Rule 18f-3 Plan.[7](n)(2) Amendment to Amended and Restated Rule 18f-3 Plan for the Fund.*

(o) Reserved.

(p)(1) Code of Ethics for the Registrant. [2]

(p)(2) Code of Ethics for the Adviser. [2]

(p)(3) Code of Ethics for Quintium Advisors, LLC

(p)(4) Code of Ethics for AJO, LP. [5]

(p)(5) Code of Ethics for Altrius Capital Management, Inc.*

(q)   Copy of Powers of Attorney. [8]

1   Incorporated herein by reference to Registrant's Registration Statement on Form N-1A filed July 25, 2011 (File No. 333-175770).

2   Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A filed September 29, 2011 (File No. 333-175770).

3   Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant's Registration Statement on Form N-1A filed January 13, 2014 (File No. 333-175770).

4   Incorporated herein by reference to Post-Effective Amendment No. 8 to Registrant's Registration Statement on Form N-1A filed January 9, 2014 (File No. 333-175770).

5   Incorporated herein by reference to Post-Effective Amendment No. 11 to Registrant's Registration Statement on Form N-1A filed March 21, 2014 (File No. 333-175770).

6   Incorporated herein by reference to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-1A filed July 30, 2012 (File No. 333-175770).

7   Incorporated herein by reference to Post-Effective Amendment No. 4 to Registrant's Registration Statement on Form N-1A filed October 26, 2012 (File No. 333-175770).

8   Incorporated herein by reference to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-1A filed July 29, 2014 (File No. 333-175770).

*   *To be filed by amendment.*

ITEM 29.   Persons Controlled by or Under Common Control with the Registrant.

No person is controlled by or under common control with the Registrant.

ITEM 30.   Indemnification.

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust. The Registrant's Trust Instrument contains the following provisions:

Section 2. Indemnification and Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Manager or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section 3. Indemnification.

(a)   Subject to the exceptions and limitations contained in Subsection (b) below:

(i)   every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) ("Covered Person") shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii)   as used herein, the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)   No indemnification shall be provided hereunder to a Covered Person:

(i)   who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii)   in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry), or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)   The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)   To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e)   Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into an Investment Advisory Agreement with its Adviser and a Distribution Agreement with its Distributor. These agreements provide indemnification for those entities and their affiliates. The Adviser's and Distributor's personnel may serve as trustees and officers of the Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("1933 Act"), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issues.

ITEM 31.   Business and other Connections of the Investment Adviser

The description of the Advisers is found under the captions "Management - Investment Adviser" and "Management - Investment Sub-Adviser" in the Prospectus and under the captions "Management and Administration - Investment Adviser" and "Management and Administration - Investment Sub-Adviser" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which are incorporated by reference herein. The Advisers may provide investment advisory services to other persons or entities other than the registrant.

ITEM 32. Principal Underwriter

(a) Ultimus Fund Distributors, LLC acts as the distributor for the Registrant and the following investment companies: Williamsburg Investment Trust, The Investment House Funds, The Berwyn Funds, Hussman Investment Trust, TFS Capital Investment Trust, Schwartz Investment Trust, Papp Investment Trust, Profit Funds Investment Trust, AlphaMark Investment Trust, Stralem Fund, Piedmont Investment Trust, WST Investment Trust, Gardner Lewis Investment Trust, Ultimus Managers Trust, The First Western Funds Trust ~~and~~, The Cutler Trust~~.~~, CM Advisors Family of Funds and Eubel Brady & Suttman Mutual Fund Investment Trust.

(b) To the best of Registrant's knowledge, the directors and executive officers of the Distributor are as follows:

Name*	Position with Underwriter	Positions With Fund
Robert G. Dorsey	President/Managing Director	Vice President
Mark J. Seger	Treasurer/Managing Director	Assistant Treasurer
~~Gary R~~Jeffrey D. ~~Tenkman~~Moeller	~~Managing~~Vice ~~Director~~President	
Craig J. Hunt	Vice President	
Tina H. Bloom	Vice President	Assistant ~~Treasurer~~Secretary
Wade R. Bridge	Vice President	Assistant ~~Treasurer~~Secretary
Kristine M. Limbert	Vice President	
Stephen L. Preston	Chief Compliance Officer	Assistant Vice President and Anti-Money Laundering Compliance Officer
Douglas K. Jones	Vice President	
Nancy A. Aleshire	Vice President	

* The principal business address for each of the above directors and executive officers is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(c)   Not applicable.

ITEM 33. Location of Accounts and Records

Registrant maintains the records required to be maintained by it under Rules 31a-1(a), 31a-1(b) and 31a-2(a) under the Investment Company Act of 1940 at the principal executive offices of the Adviser at 9202 South Northshore Drive, Suite 300, Knoxville, TN 37922, except for those records that may be maintained pursuant to Rule 31a-3 at the offices of Registrant's Custodian, Union Bank, N.A., 350 California Street, 6th Floor, San Francisco, CA 94104; and Registrant's Administrator and Transfer Agent, Ultimus   Fund Solutions, LLC ("Ultimus"), with principal offices at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Certain accounting records of the Registrant are maintained by Ultimus in its capacity as Accounting Services Agent. Blue Sky records are maintained by Ultimus in its capacity as Administrator. Additional records may be maintained by Altirus Capital Management, Inc., the sub-adviser to the Fund, at its principal offices at 1323 Commerce Drive, New Bern, NC 28562.

ITEM 34. Management Services

None.

ITEM 35. Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. ~~16~~18 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in Knoxville, Tennessee on this ~~13~~28th day of ~~March~~May, 2015.

BPV Family of Funds

By: /s/ Michael R. West_____
Michael R. West, President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities and on the date indicated.

/s/ Michael R. West_____	~~March 13,~~May 28, 2015
Michael R. West, President**	Date
/s/ William Perkins Crawford, Jr.*_____	~~March 13,~~May 28, 2015
William Perkins Crawford, Jr., Trustee	Date
/s/ Ann O'Connell*_____	~~March 13,~~May 28, 2015
Ann O'Connell, Trustee	Date
/s/ Joseph M. O'Donnell*_____	~~March 13,~~May 28, 2015
Joseph M. O'Donnell, Trustee	Date
/s/ Jan R. Williams*_____	~~March 13,~~May 28, 2015
Jan R. Williams, Trustee	Date
/s/ Theresa Bridge*_____	~~March 13,~~May 28, 2015
Theresa Bridge, Principal Financial Officer**	Date
/s/ Leslie Beale_____	~~March 13,~~May 28, 2015
*By Leslie Beale, Attorney-in-Fact	Date

**Mr. West is the principal executive officer of the BPV Family of Funds, and Ms. Bridge is the principal financial officer and principal accounting officer of the BPV Family of Funds.

Document comparison by Workshare Compare on Wednesday, May 27, 2015
4:57:47 PM

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Document 1 ID	file://C:\Users\KMcCurry\Documents\BPV_ Part C for Income Opportunities (March 2015).doc
Description	BPV_ Part C for Income Opportunities (March 2015)
Document 2 ID	interwovenSite://DMSUS/US2008/6447931/4
Description	#6447931v4<US2008> - BPV: Part C for Income Opportunities (March 2015)
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